Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ONE ROQ Spirits LLC
430 Virginia Street, Ste 401
Buffalo, NY 14201
www.oneroqclub.com

Up to $1,062,544.62 in Membership Units at $0.43
Minimum Target Amount: $9,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ONE ROQ Spirits LLC
Address: 430 Virginia Street, Ste 401, Buffalo, NY 14201
State of Incorporation: NY
Date Incorporated: March 12, 2012

Terms:

Equity

Offering Minimum: $9,999.65 | 23,255 shares of Membership Units
Offering Maximum: $1,062,544.62 | 2,471,034 shares of Membership Units
Type of Security Offered: Membership Units
Purchase Price of Security Offered: $0.43
Minimum Investment Amount (per investor): $100.19

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Early Investors

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Silver Membership (Invest $100 to $449)

Receive up to 233-1,044 shares of equity, all Privileges of the Club, and up to 10% back in shopping credits at ONEROQClub.com

Gold Membership (Invest $450 to $2,499)

Receive up to 1,125-6,248 shares of equity, all Privileges of the Club, and up to 10% back in shopping credits at ONEROQClub.com

Black Membership (Invest $2,500+)

Receive up to 5,814+ shares of equity, all Privileges of the Club, and up to 10% back in shopping credits at ONEROQClub.com

*Club Privileges begin once your investment clears into the Company. (Clearing can take 7 to 21 days from time of investment.) Perk Credits are issued approximately 12 months from your investment date. Perk Images are for display purposes only. Merchandise may vary.

<u>The 10% Bonus for StartEngine Shareholders</u>

ONE ROQ Spirits LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 membership units at $.43/unit, you will receive 110 membership units, meaning you'll own 110 units for $43. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Club Privileges begin once your investment clears into the Company. Clearing can take 7 to 20 days from time of investment. Perk Shopping Credits are issued 12 months from the date your investment clears with the Company. Perk Images are for display purposes only. Merchandise may vary.

<u>Forward Looking Information</u>

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT.

WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Company and its Business

Company Overview

Background

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and additional benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System. The Company maintains a "first-mover" position with its unique marketing approach and is raising funding to scale and materialize the Company's market value for investors.

Company, Product & Operating Model

ONE ROQ Spirits LLC (the "Company") was formed in the State of New York on March 12, 2012. The Company is an adult beverage manufacturer that primarily produces vodka under its ONE ROQ® brand name. Its principal products include ONE ROQ Vodka (plain), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company utilizes a satellite network of bottling facilities located throughout the US which produce the signature ONE ROQ Vodka recipe. Self production is a potential tenant of its future business plans.

Competitors and Industry

Industry

The $74 Billion global beverage alcohol market has been undergoing two macro trends

over the last 10 years: enormous industry consolidation into five international major suppliers and an explosion of small, premium craft brands driven by skilled marketing and demand by consumers for more "local" and "transparent" brands. Vodka accounts for approximately 32% of the distilled spirits market, with the premium, high-end category growing at 11% per annum.

 The alcohol beverage market is driven by an increasing shift away from beer and wine towards spirits and in particular premium spirit brands as part of an overall movement towards "high-end" consumption. This macro industry trend has led to the creation of numerous start-up "craft" brands over the last ten years seeking to establish themselves as credible niche players to position themselves as acquisition targets for major industry giants. Highly profitable acquisition opportunities have resulted from industry majors focusing their marketing and distribution prowess to sell larger volumes of portfolio brands, rather than harness resources to internally develop. This market environment has led to on-going demand by these majors to acquire successful niche brands with scalable marketing strategies. Acquisition multiples ranging from 8x to 30x sales with acquisitions triggered over the 30-100kcases ($10M) per annum in gross sales can be referenced in the "Historical Acquisitions" exhibit and diagram found on the Offering page. *(The diagram has been compiled by the Company using public research and industry contacts which it deems credible.)*

Market Segmentation & Pricing

The five major categories of the spirits industry include vodka, rum, scotch whiskey, tequila and gin.

Within vodka there are four segments (or classes) of products, generally determined by their price. These include: "Value" ($5-$12 per 750mL); "Premium" ($10-$25 per 750mL); "Premium, High-end" ($27-$34 per 750mL) and "Ultra Premium" ($35+ per 750mL). ONE ROQ Vodka is price positioned between $27 and $30 per 750mL (premium, high-end).

Major Suppliers

Approximately 20 global suppliers control 90% of the sales volume throughout the five main categories of spirits. Examples of the suppliers include Diageo, Bacardi Global, Pernot Ricard, Suntory Beam, Brown Forman, Constellation Wine, Luxco, Sazerac, and Moet Hennessy Group.

Major Brands

Dominate sales of vodka in the US market in 2019 are held by Titos and Smirnoff brands. Other brands that comprise the market share of vodka include Grey Goose (France), Smirnoff (Russia), Stoli (Russia), Ciroc (France), Absolut (Sweden), Skyy (Italy), Belvedere (Holland), Chopin (Holland), and New Amsterdam (US).

Strategies and Tactics of Competitors

Premium Vodka is considered a branded commodity; a common product on the inside

which is designed to appear differently on the outside. Methods for product differentiation are highly limited with brands constrained to the use of " times distilled or filtered" to separate the advertising of their respective products. Further differentiation in processing is limited where storytelling or lifestyle advertising become primary methods for generating desire in the consuming market. The increasing use of celebrities have become commonplace but remains an unreliable formula.

ONE ROQ has learned the challenges of competing under these traditional marketing models the hard way. Over time, it has chosen to evolve its model to incorporate the end-user in the growth and long-term value of its products through equity-based partnership, immersive brand experience and collaborative innovation and processes.

The Problem/Solution

In short, each of today's current market competitors operates on a traditional business model where profits from sales and value from the equity of the brands roll up to a small group of private owners -- vs. end-users. ONE ROQ believes this is an opportunity to differentiate itself from 99% of the current market through a Membership platform that permits end-users to become valued shareholders and more.

Current Stage and Roadmap

<u>Historical</u>

The Company discloses its operating history beginning in 2012, where the Founder made initial investments to develop and test market the products, study the industry, and develop strategies to overcome industry barriers. Initial testing by the Company ran from 2012 and concluded in 2015. A period of dormancy was observed for two years where the Company serviced minimum purchase orders from a single customer wholesaler in New York, using the downtime to plan its reemergence in 2018.

<u>Current Development Stage</u>

Successfully relaunched in Oct of 2018, the Company spent the last year raising funding to develop the vision of the ONEROQClub.com membership and marketing platform, testing it through a series of initiatives on and offline marketing activities throughout the country.

From 2018 through December 31, 2019, the Company's Founder and team directed all focus on the successful preparation and launch of the Company's Regulation CF Offering "I" as part of its plan to commercialize a new and differentiated business model and brand platform, ONE ROQ Vodka Club (ONEROQClub.com)

These activities included the research of all new applicable securities and beverage alcohol laws; the production of new inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com, custom technology programming for its envisioned membership platform, extensive on and

off-line campaigning; labor; and minimum general operating expenses including warehousing and office leases. Notably, the Founder/Manager personally reinvested for the necessary preparations.

With a proof of concept on its differentiating marketing platform, it is now pursuing a second round of funding to begin scaling its platform and materializing its growth plan for investors.

<u>Future Roadmap</u>

The Company is seeking further funding to: build inventory; hire staff; launch expanded on and offline marketing and advertising activities; create national distribution agreements and continue to create major media, hospitality and strategic partnerships to further expand the brand's first-mover position.

The Company plans to build sales through two primary revenue channels: direct to wholesaler-distributors who service bars, restaurants and retailers, and direct-to-consumers utilizing compliant 3rd party, e-commerce platforms who work with retailers to ship products directly by mail-in states where mail order it permitted.

Currently, due to the 2020 Coronavirus Pandemic, the company anticipates e-commerce sales to be a significant contributor to growth in the coming years. However, as US restrictions ease on retailers who were affected by shutdowns in the US, the Company will also be focused on returning to its aims of building a nationwide network of wholesale distributors to materialize its growth plan. Notably, the recent debut of the Company on the cover of Food & Beverage Magazine has attracted the attention of major distribution players in the market which it hopes to capitalize on as soon as distributors resume comfort in the direction of US on-premise markets.

Looking further into the future, the Company's long term vision is to achieve material growth over the next 3-4.5 years. Again, these are plans and the success of these plans will be based on many variables including the success from our current and future fundraising, the growth of the product and the brand through the growth of our membership and subsequent customers.

The Team

Managers

Name: Joseph Garrett Green

Joseph Garrett Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Manager, Chief Executive Officer, Founder
  Dates of Service: March 12, 2012 - Present
  Responsibilities: Day-to-day management, oversight and leadership of marketing, operations and financial strategies. Mr Green's baseline

compensation is $48,000 to $50,000 annually and he does not currently receive performance bonuses in the form of equity or cash. Mr. Green focuses his full-time on the company.

Other business experience in the past three years:

- **Employer:** Elmhurst Milked; Steuben Foods
  Title: Inside Consultant
  Dates of Service: February 28, 2016 - March 13, 2017
  Responsibilities: Helped lead the organization, management and strategic direction of the Company's branded products platform. This included a wide range of marketing functions including but not limited to brand strategy, brand development, advertising strategy, valuation, company formation, B2C planning, staging and coordination with outside consultants and strategic partners.

Other business experience in the past three years:

- **Employer:** Green & Co Holdings
  Title: Director; Lead Consultant
  Dates of Service: October 01, 2004 - Present
  Responsibilities: Conducts intermittent interactions with early stage consumer products goods companies seeking start up, financing, marketing and brand strategy consulting services. Less than 2% of Garrett's time is required of this role.

Other business experience in the past three years:

- **Employer:** Get Fried Franchise Group
  Title: Co-Founder
  Dates of Service: May 01, 2015 - February 01, 2020
  Responsibilities: Garrett served as a co-founder, investor and board member for a seed-stage quick-service restaurant franchise concept specializing in topped gourmet french fries. Garrett led primary start up functions, set general foundational marketing and operational strategies.The Company was sold in 2019.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Company stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, are often valued on other factors including: market size, historical exit valuations, projections and growth potential.

The transferability of the Securities you are buying is limited
Any Membership Unit (stock) purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or other preferred stock vehicles in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be operational product or service extensions, or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

ONE ROQ Spirits is in the early stages of achieving operating history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ONE ROQ Spirits, LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3-4 years or generate sufficient revenues to pay dividends to the holders of the shares. There is no guarantee that the Company will be able to drive its projected enterprise value and conduct the target exit event through IPO or brand sale.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that ONE ROQ and ONEROQClub.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), TTB (The Alcohol and Tobacco Tax and Trade Bureau), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse

to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service to ONE ROQ Spirits, LLC; ONEROQClub.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ONE ROQ Spirits; ONEROQClub.com could harm our reputation and materially negatively impact our financial condition and business.

Industry Barriers

The beverage alcohol market operates on a federally regulated supply chain where 100% of the distribution has become consolidated among a hand full of dominate distributors who largely serve the interests of 20 or so major global suppliers. Without Partnerships with major distributors, an alternative supply chain, or a robust direct-to-home platform, the Company may not achieve its growth targets on the time-horizon offered.

Non-Participation

The market is heavily influenced by a small number of major distributors who seek to limit the number of new brands in the market as a strategy to protect the interests of established brands. Investors in ONE ROQ may risk not realizing the full potential of their investment if they do not participate in helping to create demand by asking for the Company's products in their own local markets through their preferred retailers and/or establishments.

Advertised Special Projects and Initiatives May Not Launch During this Offering

The Company may not be able to commercialize aspects of its offering that fall under future or special projects or initiatives without adequate funding. In addition, the Company reserves the right to invest in these initiatives with future potential financings.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
J Garrett Green	48,950,000	Membership Units	91.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,471,034 of Membership Units.

Membership Units

The amount of security authorized is 60,000,000 with a total of 53,905,471 outstanding.

Voting Rights

1 vote per unit

Material Rights

Membership Interests

Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A of the Operating Agreement; and shall have a Percentage Interest in the Company based upon their purchase of interests, as set forth in Schedule A of the Operating agreement.

Distributions/Dividends

Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests, as per the Operating Agreement.

Transfers of Membership

The Company will be provided 45 days notice of any intent to transfer for their consideration to purchase units from transferee, as per the Operating Agreement

Drag Along Rights

Holders of more than 50% of the Company's Membership Units have the right to sell his/her Membership Units or the Company's Membership Units to a buyer, as per the Operating Agreement.

What it means to be a minority holder

As a minority holder of Membership Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

The Company is planning for subsequent equity financings, and Investors should understand the potential for minor dilution. The investor's stake in a company could be diluted due to the company issuing additional membership units (also referred to here as "shares"). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. (Though the Company has planned to limit these potential dilutions.) There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $997,968.00
  Number of Securities Sold: 4,994,946
  Use of proceeds: Technology Development; Marketing; Human Resources; Inventory; Fund Raising
  Date: March 01, 2020
  Offering exemption relied upon: Regulation CF

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $96,543.00
  Number of Securities Sold: 373,851
  Use of proceeds: Legal/accounting, initial capital campaign expenses, marketing/brand development
  Date: August 31, 2018
  Offering exemption relied upon: Regulation CF

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $368,958.00
  Number of Securities Sold: 924,356
  Use of proceeds: Marketing, brand development, product development and production
  Date: August 19, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

From 2018 through December 31, 2019, the Company's Founder directed all focus on

the successful preparation and launch of the Company's Regulation CF Offering as part of its plan to commercialize a new and differentiated business model, ONE ROQ Vodka Club.

These activities included the research of all new applicable securities and beverage alcohol laws; the production of new inventory; the conception and development of marketing assets such as the Company's website, ONEROQClub.com and cultural ad campaign "Own Your Spirit;" and minimum general operating expenses including warehousing and office leases. Notably, the Founder/Manager personally reinvested for the necessary preparations.

ONE ROQ Spirits LLC which operates in the distilled spirits market vertical, as premium distiller and supplier of ONE ROQ Vodka, actively restarted operation in Q3 2018 after almost two years of dormancy. The Company's re-emergence into the market is the result of a new business and marketing strategy emphasizing consumer participation in the brand's ownership, marketing and development including the benefits associated with membership in the exclusive ONE ROQ Club which offers events and benefits to members. The ONE ROQ Club program also allows members to purchase ONE ROQ products online for convenient delivery at exclusive member pricing through an approved 3rd party as required by the 3-Tier System.

Revenue

Sales in 2018 were generated by a single wholesale-distributor the Company chose to maintain in its local market resulting from its original test launch period. In 2019, the Company began testing its new e-commerce and retail marketing platforms in California. Both years sales from this customer were organic in nature and not driven by any direct marketing or advertising investments. In addition, the Company does not consider the 2018 – 2019 variance in sales to be of material importance in light of the fact it had been focusing its efforts solely into redevelopment of its business model for the intended re-launch into the National market.

Cost of Goods Sold

ONE ROQ Vodka Sales volume was $16,441 up from $9,992 as reported for 2018. Cost of goods sold for 2019 was $45,401 as compared to $15,982 in 2018. The increase in Cost of Goods sold was attributable to one-time period costs of $28,000 with the balance reflective of sales volume increases. During 2019 ONE ROQ produced 1,422 units and sold 316 cases as compared to 0 units produced and 23 cases sold in 2018. Importantly, the Company does not consider sales to be of material importance during this period as focus for the Company was on development of its technology/business model, team building, and capital raise.

Gross margins

In 2019 gross margin improved from $(5,990) to $(960) after adjusting for the one-time period costs as noted in the preceding section. While margins continue to be negative they show and improvement over the prior, despite the Company's primary

focus its energies on platform development and fundraising activities during 2019.

<u>Expenses</u>

Operating expenses were $489,207 during 2019, compared to $72,351 in 2018. As part of ONE ROQ's strategy to aggressively pursue consumers in the online web market, the company increased advertising and marketing in this area by approximately $330,958 from $33,299 in 2018 to $364,257 in 2019. Legal and professional costs associated with ONE ROQ's crowdfunding campaign resulted in legal and professional costs increasing from $11,881 in 2018 to $18,540 in 2019. Information technology represents the Company's technology expenditures required to support its growing customer and investor base. As a result, expenditures in this category increased by 625% to $31,059 in 2019 from $4,125 in the prior year. Travel and Entertainment expenses grew to $26,811 from $3,046 in 2018 as promotional events increased, development of distribution channels and customer relationship building required additional travel nationwide. All other operating expenditures grew proportionately to support essential organizational growth as described below:

Historical results and cash flows:

Management believes historical financial results of the Company are not indicative of future performance, as the Company has concentrated its energy and efforts primarily in the areas of research, product enhancement, platform and process technology development which is consistent with the Company's strategic plan to discover and redevelop and prove a new differentiated marketing strategy and raise the initial financing to commercialize said strategy. Notwithstanding the effects of the global Pandemic and the completion of its prior equity financing, the Company is now entering its second strategic phase of growing Company sales with its unique web and member-enabled strategies.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company is currently utilizing cash on hand raised from its prior offering and proceeds from sales of inventories as its primary capital resources. Despite the company having alternative, viable debt financing options, management prefers to utilize equity investment to fund growth, staying true to its belief that members' should "Own their own spirit".

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funding from the current offering is crucial to growing the Company's sales distribution network and promoting the product to increase both enterprise and

member value. Failure to obtain funding from the current offering would likely result in pursuing alternative financing solutions which could result in slowing the growth curve and diminishing existing investor valuation.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Due to the early-stages of the Company, the viability of the Company's plan is reliant upon a successful funding from this offering campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

It is estimed the Company is will be able to sustain operations for 60 to 90 days should the Company meet only its minimum funding targets. This is based on a monthly burn rate of approximately $35,000.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company will be able to comfortably operate for 9 months should it raise its maximum funding goal of approximately over $350,000. This assumes a burn rate of $35,000 monthly.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Additional, future capital sources include potential equity and debt financing vehicles including, but not limed to, Reg CF, RegA+, Reg D, and debt-based lending options.

Indebtedness

- **Creditor:** Scarp Properties
  Amount Owed: $144,521.00
  Interest Rate: 5.0%
  Maturity Date: September 01, 2030
  The Company has several unsecured demand notes payable to Scarp Properties, an unrelated party. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the notes for 10 years at the current interest rate of 5%. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the

notes to September 2030 with required monthly payments of $1,526.

- **Creditor:** J. Garrett Green
  Amount Owed: $17,866.00
  Interest Rate: 0.0%
  Maturity Date: January 23, 2025
  The company has notes payable and a lease relationship with its majority member and owner. First, at December 31 2019 and 2018, the Company had a note payable to Mr. J. Garrett Green in the amount of $14,181 and $14,581, respectively. The note had no formal repayment terms or stated interest rate.

Related Party Transactions

- **Name of Entity:** J. Garrett Green
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: During the reporting periods presented, the Company had amounts receivable from and payables to its majority shareholder incurred as part of normal business operations. Additionally. the Company has a lease relationship with its majority member and owner for office space used in the Company's operations. At December 31 2019 and 2018, the Company had notes receivable and payable to Mr. J. Garrett Green in the amount of $27,147 and $9,281, respectively. During the years ended December 31, 2019 and 2018, the Company was charged $15,000 in office rent expense that was paid to the majority owner under the terms of the lease arrangement.
  Material Terms: Note Receivable at December 31, 2019 and 2018 $27,147.00. Note Payable at December 31, 2019 and 2018 $9,281. Material terms: Notes have no formal repayment terms or stated interest rate. Lease: 3-Year, sub-lease with payments of $1,500 per month through August 2020.

Valuation

Pre-Money Valuation: $23,179,352.53

Valuation Details:

Valuation method, set internally, utilizes a variety of factors including but not limited to: historical investments, company stage, technology developed from historical investment, value of IP, size of market, trending brand acqusition values of like-products, and validation on business model and methodology to be scaled from proceeds.

Cash Investments & Sales

Approximately $2,099,000 has been invested since inception. $1,029,000 by Founder

into product development and industry trial; and an addiitonal $1,070,000 by outside investor-members for redevelopment and innovation pursuits. Over this time period, the Company has sold over 6,000 cases with minimal efforts.

Market Method - Valuing Based on Historical Exit Cases

Historical acqusition value trends look at a brands total sales at the time of acqusition, time in the market prior to acqusition, and the purchase price at acqusition. The company, which uses data its has collected on over 8 brand acquisitons in the industry, suggests that spirit brands able to cross 30,000 cases a year in sales, demonstrate a defensible and scalable marketing strategy, have year over year positive sales trajectories, and fill unique innovation gaps, are able to multiply their total annual cases by two and place that number into millions to arrive at a reasonable exit value to a potential acquirer.

While ONE ROQ is still operating well under the recognized 30,000 cases sold annually threshhold, the company believes it has a clear roadmap to achieve the target annual sales within a 3-4 year time frame provided the company is able to raise funding and the appropriate broadline distributors enter into franchise.

Technology, Methods and Processes

From investments made through its most recent funding, the Company has successfully developed robust and comprehensive programming unique to the processes, strategies and methods of the ONE ROQ Vodka Club Membership and brand experience platform. ONE ROQ is utilizing its technology to drive data sets and marketing successes in a way that is completely novel to how the market currently operates. For example, ONE ROQ is able to pin point specific geographic areas, and create predictable outcomes for product trial and long-term adoption in a way that the company believes current brands cannot consistently accomplish or predict.

ONE ROQ is trail blazing a new web-enabled brand experience and marketing paradigm inside the beverage alcohol market. In the company's view, there has not been a precident for technology used in this way inside the beverage alcohol market and the Company believes this creates an additional driver of value while it continues to develop. However, the Company believes that similar early stage technology companies such as those in Sillicon Valley can utilized to create additional basis for greater valuation.

Summary

In summary the Company is taking its historitical investments and sales of 6,000 cases, arriving at an approximate $12M (before technology) value using established value models from prior brand sales over the 30,000 cases threshold, and then adding an approximate $8M in novel technology and process value. Given the trend of exit values in our market, the confidence the Company has on achieving the sales threshold, and the novelty of the technology which provides a model to base predictable growth, (and that up to 10% of investor proceeds are given back via

shopping credits in the company's online store), the Company determined its current valuation internally without the formal evaluation of an independent third party.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.65 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Marketing expenditures of the company are expected to reflect similar but scaled spending patterns as the year prior . This includes but not limited to: digital advertising; video production; event sponsorship fees; event staffing; customer development expenses; displays, signage and printing.

- *Inventory*
  23.0%
  The Company expects to apply approximately 23% of funds into the production of inventory to meet the projected sales demands in the coming year.

- *Research & Development*
  3.0%
  The Company expects to invest approximately 3% into new product development and set up fees associated with testing and production.

- *Operations*
  19.5%
  The Company will use approximately 19.5% of proceeds to sustain core operating expenditures. These include: legal, account, overhead, travel, hosting and web fees; freight and postage, and office supplies.

- *Company Employment*
  26.0%
  The Company will use approximately 26% of proceeds towards general and administrative expenses which include monthly retainers and salaries of it primary employees and 1099 contractors.

If we raise the over allotment amount of $1,062,544.62, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  26.0%
  The Company will use approximately 26% of proceeds towards general and

administrative expenses which include monthly retainers and salaries of it primary employees and 1099 contractors.

- *Operations*
  19.5%
  The Company will use approximately 19.5% of proceeds to sustain core operating expenditures. These include: legal, account, overhead, travel, hosting and web fees; freight and postage, and office supplies.

- *Marketing*
  25.0%
  Marketing expenditures of the company are expected to reflect similar but scaled spending patterns as the year prior . This includes but not limited to: digital advertising; video production; event sponsorship fees; event staffing; customer development expenses; displays, signage and printing.

- *Research & Development*
  3.0%
  The Company expects to invest approximately 3% into new product development and set up fees associated with testing and production.

- *Inventory*
  23.0%
  The Company expects to apply approximately 23% of funds into the production of inventory to meet the projected sales demands in the coming year.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.oneroqclub.com (https://oneroqclub.com/company-information/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/oneroq

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ONE ROQ Spirits LLC

[See attached]

December 7, 2020

Artesian CPA, LLC
Attn: Craig Denlinger, CPA
1624 Market Street, Suite 202
Denver, CO 80202

This representation letter is provided in connection with your audit of the financial statements of ONE ROQ Spirits LLC (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in member's equity/(deficit) and cash flows for the years then ended, and the related notes to the financial statements, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

We confirm that we are responsible for the following:

a. The fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America (GAAP)
b. The design, implementation, and maintenance of programs and controls to prevent and detect fraud
c. Establishing and maintaining effective internal control over financial reporting.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of the surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

Except where otherwise stated below, immaterial matters less than $5,000 collectively are not considered to be exceptions that require disclosure for the purpose of the following representations. This amount is not necessarily indicative of amounts that would require adjustment to or disclosure in the financial statements.

We confirm that, to the best of our knowledge and belief, having made such inquiries as we considered necessary for the purpose of appropriately informing ourselves, as of December 7, 2020:

Financial statements

1. The financial statements referred to above are fairly presented in conformity with GAAP were prepared and approved by the Company prior to issuance.
2. The Company has provided to you all relevant information and access as agreed in the terms of the engagement letter.

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. The Company has performed a risk assessment, including the assessment of the risk that the financial statements may be materially misstated as a result of fraud.

5. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated August 25, 2020, for the preparation and fair presentation of the financial statements in accordance with U.S. GAAP.

6. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

7. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

8. Significant assumptions used by us in making accounting estimates, including those measured at fair value, are reasonable.

9. Related party relationships and transactions have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

10. The effects of all known actual or possible litigation and claims have been accounted for and disclosed in accordance with U.S. GAAP, as applicable.

11. Guarantees, whether written or oral, under which the Company is contingently liable have been accounted for and disclosed in accordance with U.S. GAAP.

12. Significant estimates and material concentrations known to management have been disclosed in accordance with FASB Accounting Standards Codification 275, *Risks and Uncertainties*.

13. Other liabilities or gain or loss contingencies have been accrued or disclosed as required by FASB Accounting Standards Codification 450, *Contingencies*.

Information Provided

14. We have provided you with:
   - Access to all information, of which we are aware that is relevant to the preparation and fair presentation of the financial statements such as records, documentation and other matters;
   - Additional information that you have requested from us for the purpose of the audit;
   - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence;
   - All minutes of the meetings of the Board of Directors or summaries or actions of recent meetings for which minutes have not yet been prepared.

15. All transactions have been recorded in the accounting records and are reflected in the financial statements. There are no transactions that have not been properly recorded in the accounting records underlying the financial statements.

16. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
   - Management;

- Employees who have significant roles in internal control; or
- Others where fraud could have a material effect on the financial statements.

17. We have no knowledge of any allegations of fraud, or suspected fraud, affecting the Company's financial statements communicated by employees, former employees, analysts, regulators or others.

18. We have complied with all requirements to ensure Artesian CPA, LLC remains independent of the Company and all affiliates in accordance with the independence rules established by the AICPA.

19. We have disclosed to you all known instances of non-compliance or suspected non-compliance with laws and regulations whose effects should be considered when preparing financial statements.

20. We are not aware of any pending or threatened litigation and claims whose effects should be considered when preparing the financial statements and we have not consulted legal counsel concerning litigation or claims.

21. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

22. The Company has no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

23. There are no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

24. There are no known actual or possible litigation and claims whose effects should be considered and accounted for and disclosed in the financial statements and that have not been disclosed to you.

25. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

26. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

27. The financial statements include all expenses which have been incurred, whether paid by the Company or by others on behalf of the Company. There are no additional expenses of related entities or persons that are encumbered upon the Company.

28. The accounting and financial reporting policies disclosed and are complete.

29. The Company has no federal or state tax obligations as of each balance sheet date.

30. In preparing the financial statements in conformity with GAAP, management uses estimates. All estimates have been disclosed in the financial statements for which known information available prior to the issuance of the financial statements.

31. We have provided you all corporate actions, board minutes, resolutions, and all other information available on the governance of the Company.

32. We have elected a calendar year as our fiscal year.

33. The presentation of equity and is complete with respect to all forms of equity.

34. The Company asserts that the provided terms of all arrangements represent the totality of information and documentation (formal and informal) on all agreements and arrangements where formal executed contracts were not completed.

35. We agree with the adjusting journal entries proposed by Artesian CPA and have adjusted our records accordingly. We hereby take ownership for the financial statements as presented in the final audit report and have reviewed all changes to our internal financial statements proposed by Artesian CPA.

36. In regard to the financial statement preparation services performed by you, we have:
    - Assumed all management responsibilities.
    - Designated an individual (within senior management) who possesses suitable skill, knowledge, or experience to oversee the services.
    - Evaluated the adequacy and results of the services performed.
    - Accepted responsibility for the results of the services.

37. All events subsequent to the date of the financial statements and for which U.S. GAAP requires adjustment or disclosure have been adjusted or disclosed, as applicable.

_____

Garrett Green, Director
ONE ROQ Spirits, LLC

ONE ROQ Spirits LLC
A New York Limited Liability Corporation

Financial Statements and Independent Auditor's Report

December 31, 2019 and 2018

ONE ROQ Spirits LLC

TABLE OF CONTENTS



To the Board of Directors
ONE ROQ Spirits LLC
Buffalo, New York

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of ONE ROQ Spirits LLC (the "Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, changes in member' equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ONE ROQ Spirits LLC as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has sustained net losses of $489,207 and $72,351 and has negative cash flows from operations for the years ended December 31, 2019 and 2018, respectively. The Company has limited liquid assets with $64,455 as of December 31, 2019 to satisfy its obligations as they come due. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
December 7, 2020

ONE ROQ SPIRITS LLC
BALANCE SHEETS
As of December 31, 2019 and 2018

		2019		2018
ASSETS				
Current Assets:				
Cash and cash equivalents	$	64,455	$	28,549
Accounts receivable		7,820		-
Inventory		52,045		58,079
Subscription receivable		63,595		22,704
Funds held in escrow		40,418		3,876
Total Current Assets		228,333		113,208
Non-Current Assets:				
Due from related party		27,147		-
Property and equipment, net		-		-
Trademarks		602		657
Total Non-Current Assets		27,749		657
TOTAL ASSETS	$	256,082	$	113,865
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	45,235	$	11,819
Notes payable, current portion		2,510		146,502
Accrued interest payable		542		10,243
Total Current Liabilities		48,287		168,564
Long-Term Liabilities:				
Notes payable, net of current portion		142,011		-
Due to related party		-		9,281
Total Long-Term Liabilities		142,011		9,281
Total Liabilities		190,298		177,845
Members' Equity/(Deficit): 55,000,000 units authorized, 53,982,702 and 50,487,371 membership units issued and outstanding, as of December 31, 2019 and 2018, respectively.		65,784		(63,980)
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$	256,082	$	113,865

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2019 and 2018

	2019	2018
Net revenues	$ 18,461	$ 9,993
Costs of goods sold	(68,236)	(10,654)
Gross loss	(49,775)	(661)
Operating Expenses:		
Sales & marketing	364,257	33,299
General & administrative	67,757	30,809
Total Operating Expenses	432,014	64,108
Loss from operations	(481,789)	(64,769)
Other Income/(Expense):		
Interest expense	(7,418)	(7,582)
Total Other Income/(Expense)	(7,418)	(7,582)
Loss before provision for income taxes	(489,207)	(72,351)
Provision for income taxes	-	-
Net loss	$ (489,207)	$ (72,351)

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the years ended December 31, 2019 and 2018

	Members' Equity/(Deficit)	
	Membership Units	Members' Equity/(Deficit)
Balance at January 1, 2018	50,000,000	$ (89,435)
Issuance of membership units	487,371	96,543
Offering costs	-	(10,237)
Capital contribution	-	12,500
Distributions	-	(1,000)
Net loss	-	(72,351)
Balance at December 31, 2018	50,487,371	(63,980)
Issuance of membership units	3,495,331	703,366
Offering costs	-	(84,395)
Net loss	-	(489,207)
Balance at December 31, 2019	53,982,702	$ 65,784

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

ONE ROQ SPIRITS LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (489,207)	$ (72,351)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Amortization	55	33
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(7,820)	-
(Increase)/Decrease in inventory	6,034	9,124
Increase/(Decrease) in accounts payable	33,416	9,962
Increase/(Decrease) in accrued interest payable	(9,701)	7,582
Net Cash Used In Operating Activities	(467,223)	(45,650)
Cash Flows From Investing Activities		
Payments on trademarks	-	(100)
Net Cash Used In Investing Activities	-	(100)
Cash Flows From Financing Activities		
Proceeds from issuance of member units	625,933	69,963
Offering costs	(84,395)	(10,237)
Capital contribution	-	12,500
Distributions	-	(1,000)
Principal payments on notes payable	(1,981)	(2,500)
Proceeds/(payments) on due to/from related party	(36,428)	5,390
Net Cash Provided By Financing Activities	503,129	74,116
Net Change In Cash	35,906	28,366
Cash at Beginning of Period	28,549	183
Cash at End of Period	$ 64,455	$ 28,549
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 17,119	$ -
Cash paid for income taxes	$ -	$ -

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

NOTE 1: NATURE OF OPERATIONS

ONE ROQ Spirits LLC (the "Company"), is a corporation organized March 12, 2012 under the laws of New York. The Company is an adult beverage manufacturer which primarily produces proprietary vodka recipes under its ONE ROQ® brand name. Its principal products include: ONE ROQ Vodka (plain flavored/flagship), ONE ROQ Loganberry (flavored), ONE ROQ Dark Chocolate Truffle (flavored), and ONE ROQ Raspberry (flavored). The Company currently produces its products utilizing contract bottlers of the ONE ROQ recipes that are currently located in Colorado, Oregon, and South Florida, with self-production as an important tenet of its future business plans.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2019 and 2018.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to members' equity upon the completion of an offering or to expense if the offering is not completed.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balances as of December 31, 2019 and 2018 consist of finished goods and raw materials. The Company has outsourced manufacturing to a third party. Management reviews its inventory for obsolescence and impairment annually and records a reserve for obsolete inventory against cost of goods sold as impairments are identified.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which is currently 5 years for its capitalized assets. The management reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment of $19,260 was held as fully depreciated for a net carrying balance of $0 as of both December 31, 2019 and 2018.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities inactive markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

Prior to the adoption of ASC 606, in 2018 the Company recognized revenue when it was realized or realizable and earned. The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the product has

been shipped or the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2019 and 2018 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its alcohol and merchandise products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Costs of Goods Sold

Costs of net revenues include the cost of products, supplies, shipping expense, and other direct expenses to its sales.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also

provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $489,207 and $72,351 and has negative cash flows from operations for the years ended December 31, 2019 and 2018, respectively. The Company has limited liquid assets with $64,455 as of December 31, 2019 to satisfy its obligations as they come due. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time, without continued financing.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY/(DEFICIT)

<u>Membership Units</u>

The Company has authorized 55,000,000 units. As of December 31, 2019 and 2018, the Company has 53,982,702 and 50,487,371 membership units issued and outstanding, respectively.

In 2019, the Company raised $703,366 through the issuance of 3,495,331 membership units pursuant to an offering under Regulation Crowdfunding. In 2018, the Company raised $96,543 through issuance of 487,371 membership units pursuant to an offering under Regulation Crowdfunding. As of December 31, 2019 and 2018, $40,418 and $3,876 of funds were held in escrow and $63,595 and $22,704 of subscriptions receivable were outstanding, all respectively. The Company also incurred $84,395 and $10,237 in offering costs for the years ended December 31, 2019 and 2018, respectively, in connection with this offering.

The founding member and manager contributed $0 and $12,500 and took distributions totaling $0 and $1,000 during the years ended December 31, 2019 and 2018, respectively.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: NOTES PAYABLE

The Company has several unsecured demand notes payable to Scarp Properties between 2014-2017 for total principal of $166,408. The notes bear interest at 5% per annum and matured in May 2018. The lender has agreed to extend the maturity date of the notes to September 2030 with required monthly payments of $1,526. The unpaid principal balances totaled $144,521 and $146,502 and accrued interest totaled $542 and $10,243 as of December 31, 2019 and 2018, all respectively. Total interest expense on the loans was $7,418 and $7,582 for the years ending December 31, 2019 and 2018, respectively.

Future minimum principal payments under the Company's outstanding loans, are as follows as of December 31, 2019:

2020	$	2,510
2021		11,471
2022		12,058
2023		12,675
2024		13,324
Thereafter		92,483
Total	$	144,521

NOTE 6: RELATED PARTY TRANSACTIONS

Due to/from Related Party

As of December 31, 2019 and 2018, the Company had balances due to/from the founder and majority member, in the amounts of a $27,147 receivable and $9,281 payable, respectively. These balances have no formal repayment terms or stated interest rate and are not expected to be paid in the next twelve months.

Office Lease

The Company rents its office space on a month-to-month basis from its majority member. During both the years ended December 31, 2019 and 2018, the Company was charged $15,000 in related party rent expense.

Guarantee

The founder and majority member personally guarantees certain trade accounts payable.

ONE ROQ SPIRITS LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2019 and 2018 and for the years ended

NOTE 7: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Crowdfunding Campaign

In February 2020, the Company closed its initial crowdfunding round of $1,070,000. In August 2020, the Company initiated a new Regulation CF crowdfunding campaign offering its membership units at $0.43 per membership unit. As of November 12, 2020 $295,266 has been subscribed in this offering.

Global Pandemic

The United States of America is presently in the midst of a national health emergency related to the global COVID-19 virus pandemic. The overall consequences of the COVID-19 virus on a national, regional, and local level are unknown, but have the potential to result in a significant economic downturn. The impact of this situation on the Company and its future results and financial position is not presently determinable as of the date of these financial statements.

Amended Operating Agreement

In May 2020, the Company adopted an amended operating agreement which, among other changes, increased the authorized number of membership units from 55,000,000 to 60,000,000.

Planned Conversions

In April 2020, ONE ROQ Spirits Inc. was formed as a Delaware corporation. The Company plans to convert ONE ROQ Spirits, LLC into the newly formed Delaware corporation, though such has not yet occurred.

The Company has filed to be taxed as a corporation commencing with the 2020 tax year, though the tax conversion has not yet been accepted by the Internal Revenue Service.

Management's Evaluation

Management has evaluated subsequent events through December 7, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

	Unadj 2017	AJE	Adj 2017	Unadj 2018	AJE	Adj 2018	Unadj 2019	AJE	Adj 2019	FS Grouping
	QB	AJE	\<calc\>							\<C\>
FN Chk 6342/Northwest 6178	183	-	183	28,549	-	28,549	64,455	-	64,455	CASH
Accounts Receivable	-	-	-	-	-	-	7,820		7,820	ACCOUNTS RECEIVABLE
Inventory Merchandise	-	-	-	-	-	-	9,151	(7,704)	1,447	INVENTORY
Inventory - Supplies	18,813	-	18,813	18,813	-	18,813	32,928	(22,352)	10,576	INVENTORY
Inventory - Product	48,270	120	48,390	39,146	120	39,266	38,670	1,353	40,023	INVENTORY
Furniture and Equipment	19,260	-	19,260	19,260	-	19,260	19,260	-	19,260	PROPERTY AND EQUIPMENT
Accumulated Depreciation	(19,260)	-	(19,260)	(19,260)	-	(19,260)	(19,260)	-	(19,260)	PROPERTY AND EQUIPMENT
Accumulated Amortization	(135)	-	(135)	(168)	-	(168)	(223)	-	(223)	TRADEMARK COSTS
Subscription receivable			-		22,704	22,704		63,595	63,595	SUBSCRIPTION RECEIVABLE
Share - Capital Escrow	-	-	-	-	3,876	3,876	55,939	(15,521)	40,418	ESCROW
Share Capital - Issuance Costs	-	-	-	14,514	(14,514)	0	142,671	(142,671)	0	ISSUANCE COSTS
Trademark - Other	725	-	725	825	-	825	825	-	825	TRADEMARK COSTS
Accounts Payable	(1,857)	-	(1,857)	(5,820)	-	(5,820)	493	(29,134)	(28,641)	ACCOUNTS PAYABLE
American Express	(57,432)	57,432	-	(57,432)	57,432	-	(57,432)	57,432	-	ACCOUNTS PAYABLE
Accrued Liabilities	-	-	-	(6,000)	-	(6,000)	(16,596)	-	(16,596)	ACCOUNTS PAYABLE
Loan Payable - Third Party	(137,408)	-	(137,408)	(146,502)	-	(146,502)	(144,521)	-	(144,521)	NOTES PAYABLE
Notes Payable - Founders	-	(3,891)	(3,891)	(14,581)	5,300	(9,281)	(14,181)	41,328	27,147	NOTES PAYABLE-MEMBER
Accrued Interest	(14,255)	-	(14,255)	(10,243)	-	(10,243)	(542)	-	(542)	ACCRUED INTEREST
Share Capital - Other	-	-	-	(73,985)	(22,558)	(96,543)	(799,619)	(290)	(799,909)	APIC
APIC-offering costs			-		10,237	10,237	-	94,632	94,632	APIC
Partner 1 Equity	(42,029)	-	(42,029)	(57,029)	2,500	(54,529)	(57,029)	2,500	(54,529)	APIC
Partner 1 Draws	71,510	-	71,510	80,310	(7,800)	72,510	116,338	(43,828)	72,510	DRAWS
Opening Balance Equity	(3,502)	-	(3,502)	(3,502)	-	(3,502)	(3,502)	-	(3,502)	APIC
Personal Bank Acct #1973	2,019		2,019	2,019	-	2,019	2,019	-	2,019	DRAWS
Founders Capital Contribution - Other	(259,974)	-	(259,974)	(259,974)	-	(259,974)	(259,974)	-	(259,974)	APIC
Retained Earnings	321,889	(57,432)	264,458	375,070	(53,661)	321,409	451,057	(57,297)	393,760	RETAINED EARNINGS
Sales-Discounts & Allowances	1,964	-	1,964	-	-	-	432	-	432	NET REVENUES
Sales-One Roq Club Merchandise	-	-	-	-	-	-	(2,120)	-	(2,120)	NET REVENUES
Sales-One Roq Beverages	(20,305)	-	(20,305)	(9,234)	-	(9,234)	(12,752)	(4,021)	(16,773)	NET REVENUES
Shipping and Delivery Income	(560)	-	(560)	(759)	-	(759)	-	-	-	NET REVENUES
ORV Promotional Samples	-	-	-	1,782	-	1,782	-	-	-	COSTS OF NET REVENUES
Merchandise - COGS	1,112	-	1,112	-	-	-	12,604	-	12,604	COSTS OF NET REVENUES
WIP - One Roq	8,656	-	8,656	-	-	-	(10,652)	9,821	(831)	COSTS OF NET REVENUES
Purchase Discounts	(2,205)	-	(2,205)	-	-	-	(1,734)	-	(1,734)	COSTS OF NET REVENUES
Storage	4,240	-	4,240	2,732	-	2,732	7,796	-	7,796	COSTS OF NET REVENUES
Cost of Goods Sold	23,722	-	23,722	7,341	-	7,341	21,284	-	21,284	COSTS OF NET REVENUES
Product Spoilage/Obsolesence	-	-	-	5,317	-	5,317	(990)	-	(990)	COSTS OF NET REVENUES
Inventory Adjustment	(24,191)	-	(24,191)	(7,667)	-	(7,667)	1,673	28,823	30,496	COSTS OF NET REVENUES
Bottles	-	-	-	-	-	-	(21,435)	-	(21,435)	COSTS OF NET REVENUES
Labels	-	-	-	-	-	-	(4,204)	-	(4,204)	COSTS OF NET REVENUES
Supplies	1,900	(120)	1,780	112	-	112	5,893	-	5,893	COSTS OF NET REVENUES
Purchases	2,062	-	2,062	-	-	-	-	-	-	COSTS OF NET REVENUES
Freight Costs	80	-	80	1,037	-	1,037	19,357	-	19,357	COSTS OF NET REVENUES
Merchant Account Fees	-	-	-	-	-	-	-	-	-	GENERAL AND ADMIN
Travel Expense	473	-	473	535	-	535	16,860	-	16,860	GENERAL AND ADMIN
Telephone Expense	-	-	-	155	-	155	2,156	-	2,156	GENERAL AND ADMIN
Professional Fees	7,204	-	7,204	11,882	-	11,882	18,540	(5,800)	12,740	GENERAL AND ADMIN
Printing and Reproduction	-	-	-	-	-	-	6,481	-	6,481	GENERAL AND ADMIN
Office Supplies	-	-	-	15	-	15	137	-	137	GENERAL AND ADMIN
Meals and Entertainment	4,585	-	4,585	2,588	-	2,588	8,093	-	8,093	GENERAL AND ADMIN
Computer and Internet Expenses	231	-	231	-	-	-	747	-	747	GENERAL AND ADMIN
Bank Service Charges	75	-	75	90	255	345	1,235	-	1,235	GENERAL AND ADMIN
Auto and Truck Expenses	1,365	-	1,365	53	-	53	791	-	791	GENERAL AND ADMIN
Gas	-	-	-	-	-	-	795	-	795	GENERAL AND ADMIN
Postage	-	-	-	-	-	-	372	-	372	GENERAL AND ADMIN
Internet Service	-	-	-	-	-	-	399	-	399	GENERAL AND ADMIN
Parking	-	-	-	10	-	10	272	-	272	GENERAL AND ADMIN
Dues and Subscriptions	213	-	213	-	-	-	-	-	-	GENERAL AND ADMIN
Recruitment	-	-	-	-	-	-	914	-	914	GENERAL AND ADMIN
Office Expense	-	-	-	-	-	-	345	-	345	GENERAL AND ADMIN
Advertising and Promotion	3,886	-	3,886	10,459	-	10,459	42,342	15,650	57,992	SALES AND MARKETING
Samples & Supplies	199	-	199	-	-	-	520	-	520	SALES AND MARKETING
Marketing	3,833	3,891	7,724	22,281	(3,891)	18,390	190,368	-	190,368	SALES AND MARKETING
Web Management	10,250	-	10,250	4,125	-	4,125	29,913	4,984	34,897	SALES AND MARKETING
Selling Expenses	32	-	32	324	-	324	71,979	8,500	80,479	SALES AND MARKETING
Sales & Marketing - Other	-	-	-	-	-	-	-	-	-	SALES AND MARKETING
Taxes - NYS	30	-	30	99	-	99	-	-	-	GENERAL AND ADMIN
Amortization	44	-	44	33	-	33	55	-	55	GENERAL AND ADMIN
Depreciation Expense	2,422	-	2,422	-	-	-	-	-	-	GENERAL AND ADMIN
Interest Expense	6,768	-	6,768	7,582	-	7,582	7,418	-	7,418	INTEREST EXPENSE
Rent Expense	15,000	-	15,000	15,000	-	15,000	15,000	-	15,000	GENERAL AND ADMIN
Utilities	-	-	-	-	-	-	112	-	112	GENERAL AND ADMIN
Grant-EIDL Advance	-	-	-	-	-	-	-	-	-	GENERAL AND ADMIN
Donations	96	-	96	96	-	96	253	-	253	GENERAL AND ADMIN
TOTAL	0	-	0	(0)	-	(0)	(0)	-	(0.00)	

AJE #	Entry	Debit	Credit
	2019 AJEs		
1	*Reclassify check that was improperly classified to revenue*		
	Sales-One Roq Beverages	5,800	
	Professional Fees		5,800
2	**To record unrecorded payable**		
	Accounts Payable		29,134
	Advertising and Promotion	15,650	
	Web Management	4,984	
	Selling Expenses	8,500	
3	**Adjust Reg CF amounts to confirms**		
	Retained Earnings	255	
	Share Capital - Issuance Costs		255
	Share Capital - Other		290
	Share - Capital Escrow		15,521
	Share Capital - Issuance Costs		42,537
	Subscription receivable	58,348	
4	*To remove debt not in name of the company*		
	American Express	57,432	
	Retained Earnings		57,432
5	**To adjust inventory**		
	Retained Earnings		120
	Inventory Merchandise		7,704
	Inventory - Supplies		22,352
	Inventory - Product	1,353	
	Inventory Adjustment	28,823	
6	**Adjust sales to actual**		
	WIP - One Roq	9,821	
	Sales-One Roq Beverages		9,821
7	**To correct equity activity to due to/fr**		
	Notes Payable - Founders	36028	
	Partner 1 Draws		36028
	Notes Payable - Founders	5,300	
	Partner 1 Equity	2,500	
	Partner 1 Draws		7,800
8	**To charge offering costs to equity and adj sub receivable**		
	Share Capital - Issuance Costs		10,237
	APIC-offering costs	10,237	
	Share Capital - Issuance Costs		89,642
	APIC-offering costs	79,404	
	Subscription receivable	5,247	
	APIC-offering costs	4,991	
		$ 181,145	$ 181,145

2018 AJEs

AJE #	Entry	Debit		Credit	
1	*To move 2017 expenses into 2017*				
	Marketing			$	3,891
	Retained Earnings	$	3,891		
2	**To charge issuance costs to equity and adj sub receivable**				
	Subscription receivable				
	Share Capital - Issuance Costs				10,237
	APIC-offering costs		10,237		
3	**Adjust unit issuance to confirmation**				
	Share Capital - Other				22,558
	Share Capital - Issuance Costs				4,277
	Share - Capital Escrow		3,876		
	Subscription receivable		22,704		
	Bank Service Charges		255		
4	*To remove debt not in name of the company*				
	American Express		57,432		
	Retained Earnings				57,432
5	**To adjust inventory**				
	Retained Earnings				120
	Inventory - Product		120		
6	**To correct equity activity to due to/fr**				
	Notes Payable - Founders		5,300		
	Partner 1 Equity		2,500		
	Partner 1 Draws				7,800
		$	98,515	$	98,515

2017 AJEs

AJE #	Entry	Debit	Credit
	To remove 2017 expenses into 2017		
1	Marketing	3,891	
	Notes Payable - Founders	$ -	3,891
2	**_To remove debt not in name of the company_**		
	American Express	57,432	
	Retained Earnings		57,432
3	**To adjust inventory**		
	Inventory - Product	120	
	Supplies		120
		$ 61,443	$ 61,443

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


This offering is not live or open to the public at this moment.

ONE ROQ Spirits

Escape The Ordinary. Own Your Spirit.




⊘ Website   📍 Buffalo, NY   FOOD & BEVERAGE   CONSUMER PRODUCTS

ONE ROQ Spirits is the maker of ONE ROQ Vodka and the ONEROQClub.com, a next-generation lifestyle adult beverage brand, concierge, and membership community focused on building the next success story inside the 300B global spirits industry.

$0.00 raised ⓘ

0	90
Investors	Days Left
$0.43	$23.2M
Price per Share	Valuation
Equity	$100.19
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments

♡ Follow

ROUND ONE
Closed March 16

2,777
INVESTORS
$1,000,000+
COMMITTED

ROUND TWO
Starts Now

LET'S FLY!

OWN YOUR SPIRIT

The slogan "Own Your Spirit" is a registered US trademark of the Company.

ONE ROQ Spirits is the maker of ONE ROQ Vodka Club (ONEROQClub.com), a next-generation lifestyle adult beverage brand, concierge, and membership community leveraging technology, law, and brand strategy within the 384 billion distilled spirits market. **Our Offering II builds on the momentum of the Company's initial, over-subscribed round of SEC-Regulated Crowdfunding where it raised over $1.07M in commitments from 2,700+ Founding Member-investors from around the world, allowing us to launch one of the market's first, consumer-owned lifestyle adult beverage brands.**

STORY

When award-winning product developer and serial entrepreneur, Garrett Green, entered the spirits market in 2012, he knew he wasn't going to be able to beat the giant brands at their own game. So, for three years, he invested to learn the industry, refine his spirit, and develop an innovative business model designed to break through their barriers. Today, you can join our journey to expand our pioneering business model to capitalize on the potential of building a globally recognized, lifestyle adult beverage brand. Invest now to join our family and become a privileged Member of the Club (ONEROQClub.com).



OUR BEGINNINGS

In the mid 2000s, Garrett became inspired by the success of French luxury vodka brand Grey Goose Vodka after selling to Bacardi Ltd. for $2 billion, and wondered why the market didn't have

an iconic American luxury brand equivalent? Engaging his entrepreneurial spirit, he saw the once-in-a-lifetime opportunity to create a new category inside the global distilled spirits market.

Garrett began his process by scouring US farms and distillers in search of the perfect ingredients to create an iconic, American recipe. Eventually, he chose a blend of artisanal mountain water from the Colorado Rockies and sweet corn from the American Midwest, and discovered a proprietary resting process that resulted in its signature taste and mouthfeel. From there, he let envisioned brand values inform the design and name.

NAME

Garrett knows that success requires immense physical and emotional strength to overcome the constant challenges of life. With this, the idea of being reliant upon one self to consistently find strength led to the notion of "a rock" and "ONE ROQ" was born.



PRODUCT VALIDATION

With a finished product, Garrett launched ONE ROQ's initial market test and within 120 days of its introduction, it won the first-place gold medal for taste and design in the 2012 International SIP Awards In San Francisco - the world's largest, consumer-judged tasting competition - validating ONE ROQ's superior quality, taste, and diverse consumer appeal.

THE BARRIERS

Over the course of three years, the Company invested the foundational capital to refine ONE ROQ's packaging, learn about traditional distribution networks, and gain first-hand exposure to several industry barriers that routinely blindside new brands. From this initial investment, Garrett concluded that to be successful in the industry, a brand cannot stand on award-winning credentials alone. The industry's 3-Tier System, pay-to-play culture, and exhaustive use of lifestyle advertising schemes deployed by establishment brands are key barriers that will need to be surmounted with strategy of a new realm."





THE PROBLEM

"Lifestyle Marketing" is a widely used practice wherein large companies conceptually place their brands inside the advertisements of successful or attractive lifestyles. This method is used in an attempt to have us believe that if we buy those brands, we in turn acquire the status or success we see in those advertisements. ONE ROQ believes this is deceptive because it knows that real lifestyle and financial rewards are enjoyed by - and only by - the owners of brands.

OUR SOLUTION

Jaded by inferior lifestyle promises made by virtually all other luxury brands, ONE ROQ abandoned the industry marketing mold, transformed its brand values, and redeveloped its business model through the ONE ROQ Vodka Club, an industry-first, membership platform redefining brand experience through equity, lifestyle and reward.

THE FOUNDATION IS READY

We've invested heavily to develop an award-winning product, establish deep expertise in the market, and innovate a working strategy that we believe is already positioning the company for an exciting and promising future.

THE OPPORTUNITY

By investing today, investors have the outstanding opportunity of acquiring equity at the earliest stage of the Company's life cycle, enjoy highly unique Club Privileges, and impart real influence over the destiny of their investment simply by aligning with the brand and sharing their spirit with others.



ARE YOU IN?

ETHOS
Let ONE ROQ inspire you to escape the ordinary,
and Own Your Spirit.

CLUB PRIVILEGES

Equity / Stock

Become an owner of the award-winning, luxury brand on a mission to pioneer a new lifestyle category. Enjoy the potential of upside as we grow together.

Dividends

If the Company is profitable, Members may receive a future dividend.

E-Voting

Influence Company direction by casting votes on future initiatives such as: new products, packaging, club privileges, and more.

24/7 Ordering & Gifting Concierge

Use our on-demand ordering and gifting concierge via the app for home delivery - or tasteful gifts to friends, family and colleagues.

Member Discount

Receive up to 40% off ONE ROQ bottles through monthly discount codes, and on over 20 premium lifestyle apparel items in the Member Gift Store

VIP Event Invitations

Enjoy complimentary access to exclusive social events sponsored and produced by the Company, coast to coast.

These are in development per the FAQs and not currently available.

Monthly Content

Receive exclusive monthly content developed by our team of writers covering breaking company news, event recaps, member spotlights, and ONE ROQ inspired lifestyle tips including travel, home entertaining, dating & relationships, and more.

Carry Requests

Use to request ONE ROQ be made available at your favorite neighborhood bars, restaurants or retailers. Restrictions will apply based on location.

These are in development per the FAQs and not currently available.

Share The Club

Once a member, build the value of the Company by inviting friends to join. Simple.

"Perk" Shopping Credits

Receive up to 10% of your investment back in Gift Shopping Credits 12 months after you invest.

Receive up to 10% of your investment back in Gift Shopping Credits 12 months after you invest.









ACCOMPLISHMENTS



The above video depicts company performance resulting from the Company's previous offering.

Foundational Investments by the Founder (2012 to 2015) were critical to developing a differentiated strategy. The Founder invested $1M into comprehensive market analysis and development. Through this investment, we were able to develop an award-winning product for taste and design, establish an academic understanding of the industry, become the beneficiary of several accolades from renowned international organizations verifying the outstanding quality and potential of our brand. Some of these organizations include: Robb Report Magazine, the International SIP Awards, Bentley Motors, Elite Traveler Magazine, Black Book Magazine, BIN Magazine.

Over this period, we leveraged the initial capital investment to improve our knowledge of the barriers and develop an overall marketing strategy that would provide a means to overcome them. Candidly, we endured numerous industry lessons which routinely defeat the most promising of brands.

Instead, ONE ROQ methodically paused, reflected on its learnings, and redeveloped its model with a paradigm-shifting marketing approach. From 2016 through 2017, we vetted and prepared the new plan, and in October of 2018, we partnered with StartEngine to begin and capitalize. The results after our first year are showing exceptional promise, and we are so excited for the future of ONE ROQ and our Members.

E-Commerce / Direct-to-Home
ACTIVE VS. NO-SHIP STATES
All Product Shipped Through 3rd Party Fulfillment Company

■ Active
■ No-Ship States

Bars, Restaurants, Liquor Stores (Retail)
ACTIVE VS. PENDING MARKETS
Covid-19 Mandates Will Affect 2020 Launch Schedules

■ Active
■ Pending
■ In Queue

Active: Wholesalers are in place and supplying to retailers Carry Requests fulfilling between 7 and 90 days, if not chain retailers
Pending: Finalizing wholesale agreements or waiting on retail authorizations in Control states, to begin operations.

Our New Approach Is WORKING (2019 to 2020)

In Q4 2018, we launched our first equity campaign to fund our new vision, and by 2020, ONE ROQ successfully launched as one of the world's first and only Member-owned, luxury adult beverage brands, raising $1M+ in commitments and validating its industry-first marketing approach with over 2700 initial Members from across the world. Some of our outstanding achievements include:

- Successfully developed, tested and launched envisioned Member-experience and lifestyle platform for Members
- Built and refined technology, methods and processes driving website, e-mail, social, advertising and mobile platforms to achieve desired user experience

- Increased Company value by 10%+ post money for Round I investors
- Launched 7 National Sponsorships, Member Events and Partnerships including: Tribeca Film Festival, The South Open, The Elite NY, The Hamptons, Art Basel Miami, Aspen X Games, and Sundance Film Festival Utah
- Established Distribution Relationships with (8) wholesalers
- Became the No. 1 Selling Vodka SKU on 1-877-Spirits.com, a top 10 US online retailer of wine and spirits!
- Earned 95pts from The Proof Awards! - distinguished tasting competition hosted by Food and Beverage Magazine and Delta Airlines Sky Club.
- Earned the Cover of Food & Beverage Magazine for industry innovation and thought leadership



Recent Announcements






(Read the full article.)   (Read feature story.)   (Listen to the podcast.)   ((Read more.)

— OUR LABELS —



OUR PRODUCT

ONE ROQ Vodka's superlative recipe is characterized by these unique facts and features:

- 95 Point Rating - 2020 The Proof Awards Podcast - a division of Food & Beverage Magazine
- 1st Place Gold Medal for Taste & Design - International SIP Awards (the world's largest consumer judged tasting competition)
- Distilled from 100% non-GMO, American corn and a blend of native and Colorado Mountain water
- A proprietary resting process hydrates ONE ROQ Vodka's ethanol molecule, giving it a smooth, flowing mouth feel.
- No additives are used to create the illusion of a synthetic mouthfeel
- Palette: clean and silky, with a subtle hint of sweetness at the finish.
- Gluten Free • Sulfite Free • Sodium Free

Taste ONE ROQ by ordering your first bottle today at: ONEROQClub.com. Be sure to check for monthly promo codes available on the website or our social pages as a Prospective Member. **When you Join, receive up to 40% off on bottles and merch** every month for the life of your Membership!



The Vodka

- ONE ROQ is a first of its kind gluten, sulfite, and sodium-free recipe, serving the increasing health and allergy-conscious consumer.
- ONE ROQ has developed a proprietary blending and resting technique resulting in signature taste and smoothness that we believe competes with - or beats - the best vodkas in the world.
- Internationally award winning - for taste and design - from largest consumer judged competition in the world.
- 95 pts awarded by the Food & Beverage network in 2020 !

A Revolutionary Business Model

- ONE ROQ has created paradigm-shifting brand experience platform that allows its end-users to take a financial position in the Company, and control the destiny of that financial position simply by aligning with the brand by utilizing the platform and its privileges.
- Proprietary App Tool (Carry Request) enables Members to request ONE ROQ availability at their favorite locations/venues, allowing them to create their own personal supply chains of ONE ROQ.
- Innovative Cultural Strategy: ONE ROQ's lifestyle platform is meant to positively stimulate dialog regarding consumer rights and equity, brand values, and the historical privileges of the wealthy that have kept early stage opportunities away from main street investors.

The Traction

- $1M+ invested by Company in industry experience and foundational assets. We are an experienced startup that is ready to navigate and sustain the industry terrain.
- $1M invested into commercialization of industry-first platform resulting in month over

month Member and Sales growth.

- Initial Members have demonstrated the market interest and viability of ONE ROQ's unique approach.
- ONE ROQ has become the No. 1 Selling vodka on its partner platform, 1-877-Spirits ahead of plan.



WHY WE BELIEVE WE ARE IN POSITION
TO BECOME THE MARKET'S NEXT
BREAKOUT BRAND

The Marketing Innovation

- Brand-positioning that will capitalize on the yet-to-be-established 'Super-premium American' vodka category.
- Innovative Marketing Platform & Membership Club is allowing the brand to distinguish itself from every major brand in the market as the first lifestyle brand owned and guided by the end-user.

Direct-to-Consumer Communication

- Traditionally, distilled spirits companies believe they must work with wholesalers to communicate their brand's unique value propositions to the end users. However, the use of the wholesaler under traditional practices brings significant communication and cost challenges to new brands, as the model promotes three degrees of separation between producers and their end users (i.e., supplier --> wholesaler -->retailer--> end-user), as well as a 'diffusion of responsibility' on behalf of wholesalers and retailers who sell hundreds, if not thousands of other brands owned by "more important" suppliers.

- So, we asked the logical question: How can we truly rely upon a wholesaler to accurately and passionately communicate the unique selling features of our brand to retailers, who then would turn around and accurately represent that same messaging to consumers? The answer we realized: we can't.

- Instead, we deploy direct-to-consumer methods using proven digital marketing and face-to-face activation via tastings and events to reach and communicate with our end-users who are invited to Join the Club and Own Their Spirit. Through this approach, ONE ROQ is controlling its destiny.

Legal : ONE ROQ is required to sell through a federally regulated supply chain, known as the three-tier system, and lawfully uses this system to carry out the retail availability and home delivery of its products.





CREATIVE EXCELLENCE

ONE ROQ will launch print, video and ground promotional assets bearing the "Escape The Ordinary," and "Own Your Spirit," trademarked slogans driving focus to our company's purpose for being.

BRAND POSITIONING

ONE ROQ aims to acquire market share by building itself as the Luxury-American Vodka alternative to current Value-American vodka options.

LAUNCH PLAN

With its proven marketing and technology platform built, the Company is seeking to aggressively scale its model and establish broadline distribution agreements to open all 50 US states by 2022.







PRODUCTION LINE

ONE ROQ will initially focus with its line of award-winning luxury vodkas. Additional product introductions, in and outside of vodka, will be considered based on the interest and demand of its Members.

AWARD-WINNING CREDENTIALS

Presently, we believe ONE ROQ is the first-of-its-kind, gluten, sulfite and sodium free recipe targeting the growing health and allergy-conscious consumer.

SEASONED LEADERSHIP

Garrett has 15 years of professional startup and marketing experience. Garrett has committed the initial risk capital that has allowed the Company to establish a command of the industry's barriers and architect the Company's differentiated approach to break through.

A LOOK INSIDE

MEMBER PRIVILEGES
(Club & App Features)

Own Your Spirit

Align -- at the owner level -- with an internationally Award-winning spirits company redefining what a spirit can be.

Financial Reward

If the Company is profitable, Members may receive a future annual distribution.

Voting

Influence company decisions by casting votes on future initiatives such as: new products, packaging, campaigns, and more.

Carry Requests

Request ONE ROQ to be carried in your favorite neighborhood bars or restaurants via the App. These are in development per the FAQs and not currently available.

24/7 Home Delivery & Gifting Concierge

Stock your personal bar or use to send gifts. Perfect for tasteful thank yous or thoughtful gifts to friends, family and colleagues.

Members Discount

Receive up to 40% off monthly on bottles and merchandise offered through the Club.

VIP Events

Receive invitations to local and national events events. Enjoy discounted drinks, mingling, and entertainment. These are in development per the FAQs and not currently available.

Original Content

Receive personalized, monthly content on home entertaining, dating & relationships, travel, and more.

Share The Club

Once a member, build the value of the Company simply by inviting others to join the club. Simple.

"Perk" Shopping Credits

Receive up to 10% of your investment back in Gift Shopping Credits 12 months after you invest.





ONE ROQ's Competitive Advantage

ONE ROQ's competitive advantage centers on its differentiated Membership platform, ONEROQClub.com, offering consumers a superior brand experience and value system.Consumers who desire to be part of building an original American-luxury vodka by "Owning Their Spirit," are able to so by investing to join ONE ROQ Vodka Club (ONEROQClub.com), whereby becoming a privileged, equity shareholder in the Company and brand. Membership includes a unique set of Club Privileges to accentuate Membership experience and aid Company goals.

Values

ONE ROQ desires to cross culturally unify consumers by promoting the importance - and opportunity - of ownership in one's life. ONE ROQ stands by offering this experience to all consumers regardless of age, race and income. The brand's Ethos "Own Your Spirit" underscores the principle of owning what you drink and drinking what you own as a symbol of owning who you are, what you do, and what you believe; a higher standard of consumption and financial consciousness.

Communications

Digital, event, print, outdoor, point-of-sale, cross promotions, endorsement, and broadline distribution marketing will be our primary communication and marketing methods used to reach vodka drinkers around the US and world.

Member Demographics

Membership represents a diverse range of age, gender and ethnicity across the US and the world. This means ONE ROQ is succeeding in its aim to promote a culturally inclusive brand that celebrates ownership and exclusivity as a common thread among principle-minded drinkers.



Destination Member Events

We sponsor exclusive events at top destinations around the world and extend red-carpet access to Members





The Hamptons 2019   *Sundance Film Festival Utah 2020*   *X Games Aspen 2020*

Future Plans We Look Forward To

New and exciting marketing initiatives are poised to take ONE ROQ where no lifestyle brand has gone before.

Formal development schedules on these projects are to be announced...







THE MARKET

The 384 billion global beverage alcohol market has been undergoing two macro trends: enormous industry consolidation into five international majors and an explosion of small, premium craft brands driven by skilled marketing and consumer demand. As a category, Vodka accounts for approximately 31% of total distilled spirits volume, with the high-end premium vodka growing at just under 11% per annum. The alcohol beverage market is driven by an increasing shift away from beer and wine towards spirits and in particular premium spirit brands as part of an overall movement towards "high-end" consumption. This macro industry trend has led to the creation of numerous start-up brands over the last ten years seeking to establish themselves as credible niche players to position themselves as acquisition targets for major industry giants. This market environment has led to consistent demand by major suppliers to acquire successful niche brands that are able to breakthrough with unique and scalable marketing strategies. Acquisition multiples are observed ranging from 5x to 20x sales with acquisition candidacy triggered at the 30-100k cases per annum in gross sales, which can be referenced in the "Historical Acquisitions" exhibit and diagram.

Source

Market Highlights

- Vodka maintains a dominant market share among all distilled spirit categories, with a 10+ year track record of continuous positive YOY growth.
- Vodka is the preferred spirit of consumers for ease of drinking, mixability, and price. (Source: Discus.org)
- The total number of vodka consumers in the US is approximately 51M adults. (Source: IWSR 2018)
- 40M people on Facebook (alone) have a confirmed interest in vodka, and about three times this number in alcohol as a general interest. (Source: Facebook.com)
- The global alcoholic beverage industry is recognized as being among select industries able to sustain itself in strong, weak, and uncertain economies.
- Until now, the opportunity of owning your own luxury spirits brand was a privilege reserved only to the ultra wealthy.
- ONE ROQ aims to build the first premium brand owned and guided by the end-user, whereby creating a new cultural and consumption standard for luxury and lifestyle.





This Historical Industry Acquisition chart is generated internally based on Company research. Potential Investors should be aware of the corresponding Yearly Expenditures that accompany meeting these projections. For more information, refer to the Financial section (Financial Milestones) of this offering.

The Historical Industry Acquisition trend illustrates that ONE ROQ needs to establish 30-50,000 cases to enter salable territory. Here are some averages we researched below:

- Common denominator of break-through brands: 30,000 cases per year
- Avg. Acquisition Multiples: 5-20x cases sales
- Avg. Years in operation at sale date: 3.5-4 years
- Avg. Topline Sales: $10-20 million

ONE ROQ will aim to generate 30,000 cases in sales within 4.5 years, and case sales of 50,000-100,000 cases thereafter.



The Initial 12 months of operating history have established an internal Member Acquisition Cost (MAC) of $77 and an annual Average Member Purchase (AMP) trend of 3 1L bottles per annum per Member (where 1 Member = 1/2 case per year), for the Company's direct to home business only. Therefore, through its online sales (in home) business solely, the Company is projecting to spend approximately $4,620,000 to enroll 60,000 Members and generate 30,000 in case sales; $7,700,000 to enroll 100,000 Members and generate 50,000 in cases sales; and $15,400,000 to enroll 200,000 Members and generate100,000 in cases sales. Once again, this model uses the Company's digital channel solely and does NOT account for contract sales that are expected to be

generated through distributors to service "out of home" (bars & restaurants), which represents another 50% of the overall market. For this reason, the Company has conservatively added 3 additional bottles per member to account for these anticipated sales. Finally, as the Company expands its marketing and becomes more well-known in the market, the Company expects its MAC to decrease and AMP to increase.

MAC(Member Acquisition Cost): total ad spend divided by total Members enrolled

AMP (Average Member Purchase): total sales divided by total Members

The above projections are only projections and are not a guarantee of future success. These projections assumes the Company will be able to raise the required funding to support the corresponding yearly operating and selling expenditures it needs to generate the required sales velocity (specifically 30,000 + cases annually) through its marketing to achieve a target valuation where investors could expect a return on investment through a brand sale or other liquidity event in the future. These Projections are not a guarantee of future success and projections may change based on factors out of the Company's control. Even if these projections are reached, there is no guarantee that a strategic exit will occur. Achieving sales velocity will depend on the performance of distribution contracts, online sales campaigns, and Member-contributed sales and promotions to support company goals. Due to the 3-tier system and the unique business model, the Company reserves the right to measure and define performance of distributors and members as potential factors for future sales . Potential growth rates and future corresponding valuation ranges for potential liquidity events are estimated using industry case studies over the last ten years and are not a guarantee of future valuation. Potential Investors should be aware of the corresponding Yearly Expenditures that accompany meeting these projections. The Company's historical sales and Member Acquisition Costs are used to establish a reasonable basis for generating the target projections if the company is able to meet current and future financing hurdles. For more information, refer to the Financial section of this offering and the Forward Looking Legend in the Terms section.

THE FOUNDER





ONE ROQ Spirits was founded and developed by American entrepreneur, and award-winning product developer, Garrett Green. As CEO, Garrett leads ONE ROQ's brand strategy with unique insight and operational talent from 15 years of immersive consumer marketing and advertising experience having Founded, Co-Founded and consulted for several uniquely positioned consumer packaged goods startups. Prior to ONE ROQ, Garrett was an inside marketing consultant that contributed to the successful National launch of non-dairy milk brand, Elmhurst Milked, as well as the lead investor and launch director for the indulgent, quick-service restaurant franchise, My-frii, formerly #getfried, which was acquired in 2019.

INTERESTING FACTS ABOUT GARRETT

- Prior to a career in marketing and entrepreneurship, Garrett was a competitive amateur golfer that trained with and competed along side globally ranked golfers such as Paula Creamer and Justin Rose while attending Leadbetter Golf Academy at IMG Academies in Bradenton, Sarasota.

- Garrett is of the same family descent as American History war hero, General Nathaniel Greene, General George Washington's Major General, whose battle record sealed the fate of the American Revolutionary War, and the future of America.

FAQS

What is ONE ROQ Vodka Club?
ONE ROQ Vodka Club is the lifestyle platform of ONE ROQ Vodka. When you join, you're purchasing ownership in the Company, and in return, receiving stock and Club privileges.

Why ONE ROQ Vodka Club?
ONE ROQ believes that genuine lifestyle spirit brands should offer genuine lifestyle privileges - this includes the opportunity to reap both lifestyle and financial reward.

How does the Club work?

1. LEARN: Prospective Investors are required to read all club offering material made available through the ONE ROQ Club website and our funding partner website, StartEngine.com

2. TASTE: Before, during or after joining, prospective or enrolled members are able to order the product at their leisure through our 24/7 Concierge service via 1-877-Spirits.

3. INVEST TO JOIN: When you are ready to join, proceed to our FINRA – registered funding page (via StartEngine), and click "Invest" to start your Investment. Your "investment" will secure your commitment until StartEngine approves and accepts your investment to be released to the Company. This process can take 7 to 20 days until you receive a confirmation email to confirm your investment. Once you confirm, your investment is made official. From there, be sure to follow additional email prompts directly from ONE ROQ to create your account and download the app. From there, sit back, relax, and enjoy the Privileges of the Club.

For more information, visit our website at: www.ONEROQClub.com

What is the difference in Memberships?

The difference in Memberships are reflected based upon the amount you have chosen to invest. There are no other differences. All Members receive the same access to Club Privileges. Please refer to our membership levels in the Terms section of our Offering Memorandum.

What are the Club Privileges?

The Club Privileges include:

- Equity: Invest and own equity in an internationally award-winning brand.

- 24/7 Concierge: Order or gift ONE ROQ Vodka anytime via the club. Perfect for stocking the home bar or gifting for special occasions. (Delivery restrictions may apply.)

- Carry Requests: An app tool designed to allow you to request ONE ROQ at your favorite retailers. (In Development)

- VIP Events: Receive VIP access to local and regional events sponsored by ONE ROQ (In Development)

- Voting Rights: As an owner of Membership Units in the Company, you have voting rights to influence company direction and strategy such as new product offerings, package design, marketing & ad campaigns, club privileges, and the potential future location of our destination distillery(s). Please refer to Exhibit F of our Offering Memorandum which contains the Company's current Operating Agreement and a discussion on all rights of members.

- Quarterly Lifestyle Magazine (In Development)

- Distribution: If the Company is profitable, Members/Investors may receive a future annual distribution. Investments in startups involve a high degree of risk. There is no guarantee of future dividends. Please refer to our Offering Memorandum for more information and an overview of the risk factors related to our business.

- Share The Club - Once a member, build the value of the Company simply by inviting others to join the club.

Is investing in ONE ROQ legal?

Yes, ONE ROQ Spirits LLC is conducting a Regulation Crowdfunding offering with StartEngine, a FINRA regulated funding portal. Regulation Crowdfunding lets private companies raise up to $1.07m annually by selling securities such as membership units, as in this offering, to the public online. Please note that as a liquor business we are also regulated by State and Federal Tied House laws, please be aware of these when reviewing our offering and making an investment decision.

How much can I invest?

These offerings are open to any investor over 18 years of age. With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $107,000, are limited to invest the greater of $2,200 or 5% of the lesser of their annual income or net worth. For those with an annual income or net worth greater than $107,000, he/she is limited to investing 10% of the lesser of the two amounts. Accredited investors do not have restrictions. Please review StartEngine's resource here regarding investments.

Where can I try ONE ROQ?

ONE ROQ can be purchased through our website for home-delivery at: ONEROQClub.com. In the future, the product will be made available in select retailers of your selection by using the "Carry Request" app tool. The availability of this feature is determined by the status of our distribution in your market.

Can I buy ONE ROQ in markets, too, or just online?

If ONE ROQ is not available at your desired retailer already, we have designed an app that allows you to submit Carry Requests to place ONE ROQ in preferred retailers and venues of your choosing. Once you've submitted the request, we work to place the product in that location within 7-30 days on your behalf. Note, if Requests are made inside a market that we have yet to set up an agent network, Carry Requests can take as long as 120 days+. Again, this feature is currently in development and not available Nationwide. (Patience will be required in our early development stages.)

I ordered product online. When will I receive my first bottle?

Deliveries take 3-7 business days from the time you order (delivery restrictions may apply based on location). Orders fulfilled by 3rd party platform by law.

Can I cancel my Membership?

Investors are able to cancel at any point throughout the campaign up until 48 hours before an issuer conducts a rolling close ("Notice of Disbursement" is sent with deadline to cancel). If the issuer does not close on your funds during the campaign, you will be able to cancel your investment up until 48 hours before the closing of the offering. Please refer to StartEngine's investor information center on their website for further details. Once the live offering has closed, you may choose how to handle your shares. Investors will be introduced to the company's selected transfer agent, or cap table management service, who will be responsible for the transfer of your shares after the close of the offering. There is not currently an established

transfer of your shares after the close of the offering. There is not currently an established secondary market for shares, and membership units sold under this offering have a one-year period before becoming unrestricted and are able to be freely sold. Please read the offering memorandum for further details specific to this offering.

Can I sell my member units back to the company or to anyone?

Please refer to the Offering Memorandum for further details about this raise. In general, for Regulation Crowdfunding offerings you are generally restricted from reselling your shares for a one year period after they were issued, unless the shares are transferred: (i) to the company that issued the securities; (ii) to an accredited investor; (iii) to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.); (iv) in connection with your death or divorce or other similar circumstance; (v) to a trust controlled by you or a trust created for the benefit of a family member; as part of an offering registered with the SEC. Please review StartEngine's investor information here for more details.

What makes ONE ROQ mine?

When you invest in ONE ROQ Spirits LLC, you're buying a piece of the company and its brand in the form of equity. Equity represents a financial interest in the company, which allows you to accept financial rewards as we grow, have a vote in company decision making, and align with the brand on a more intimate level compared to other brands you have bought in the past. More details as to unit holders' votes are included in the Operating Agreement and discussed above.

What are the commitments of the club?

There are no commitments of the club after you join, but we do hope you find features of the club helpful in supporting the company's mission and growth objectives, such as our 24/7 Concierge, Share The Club, and Carry Request tools.

Why would I join ONE ROQ?

Our commitment to principled drinking and counter-culture ethos is everything. We align ourselves with like-minded members who see through the veil of mass advertising and the dysfunction of big industry. We encourage everyone to be free, independent thinking consumers. If you enjoy the privilege of alcohol, why not form a deeper relationship with a brand you own, guide and benefit from along the way?

What makes ONE ROQ better than Grey Goose, Ciroc, Titos?

ONE ROQ is a hand-crafted vodka of unparalleled quality and taste - developed with over half a decade of meticulous ingredient sourcing and disciplined recipe creation. Our first place gold medal in the largest consumer tasting competition in the world, as well as our 2020 95pt rating the Food & Beverage Network, is a testament to this claim. What makes us this good? Some say it is a secret recipe made from two of the purest and most iconic ingredients in the country: Mid-Western, American Corn and artisan Colorado Rocky mountain water. Others say it is because it may be one of the first and only gluten, sulfite and sodium free vodka in the world. But if you

asked us, it's our unwavering belief that an authentic lifestyle spirit should offer authentic lifestyle reward.

Is ONE ROQ better than Titos Vodka?

ONE ROQ and Titos have a lot in common. We both are made from corn. We both have won first place gold medals in large competitions. We both promote our American-made values. We both come from small beginnings. And we both represent an underlying resistance to foreign-owned brands. However, ONE ROQ and Titos differ in that we invite our drinkers to become more intimately connected with our spirit; to own our brand; to guide its direction; and benefit beyond the glass.

What kind of events will ONE ROQ sponsor / produce?

ONE ROQ will focus on sponsoring and producing events for its members that include social mixers, concerts, sporting events, creative events and even galas. Members will be given VIP access to all events which may include complimentary food and drink. Covid-19 is currently affecting Company event schedules in 2020 but we look forward to evolving this platform in the "Post-Covid" era.

What laws govern alcohol businesses in the US?

The two important laws governing our operation include the securities law, Regulation Crowdfunding (this is how we are able to accept money in exchange for equity in our company direct from the public); Tied House, which seeks to prevent intermingling between suppliers, wholesalers and retail operators, and the Three-Tier System, which governs the flow of ours goods through the supply chain.

The Three-Tier System is a federally regulated supply chain requiring that all alcoholic producers sell their products to a licensed wholesaler, who in turn must sell to a licensed retailer, who in turn are able to sell to you. Because it could jeopardize our operations, it is important we state that ONE ROQ does not sell its products direct to its members, as this is would be in violation of the Three-Tier System. In lieu, the company partners with industry approved, online fulfillment portals that work with your local retailers to deliver our products to you. Currently, our partner is 1-877-Spirits, a trusted online delivery service of alcoholic beverage for over 30 years - otherwise known as our Online Concierge.

For more information, please refer to our Risk Factors which discuss these laws.

Do I need to invest to buy ONE ROQ?

No, you do not need to invest in ONE ROQ Spirits LLC to buy ONE ROQ Vodka. However, Investing in ONE ROQ Spirits LLC provides you access to all our unique Club Privileges, described above.

What are the benefits of joining?

See Club Privileges above or by visiting us at ONEROQClub.com.

Do I need to invest to join the club?

Yes, when you become an investor you are also becoming a member of the Club.

What is ONE ROQ's valuation?

Please refer to the terms of our Offering located in our Offering Memorandum and on our Campaign Page below.

What if my store/bar doesn't carry ONE ROQ?

In the future, you can use the ONE ROQ app to submit a Carry Request. Our aim is to place ONE ROQ within 14 days in the retailer of your choice, provided we have active distribution in your market, there is retailer acceptance and Covid-19 is not disrupting the business of your desired retail establishment, bar or restaurant. This app feature is currently in development and available with limited coverage.

Do I get a discount buying ONE ROQ if I invest?

Yes, as an investor you will receive an Owner/Membership discount of up to 40% product when ordered through ONEROQClub.com. Discount codes are posted to your Member dashboard monthly. Note, due to Federal and State laws, ONE ROQ cannot guarantee pricing or discounts in the market (i.e., in liquor stores, bars, etc). However, it is acceptable to ask your retailer if they would consider applying an Owner's discount, should they carry the product.

How do I buy ONE ROQ right now?

You can buy ONE ROQ through our Online Concierge and have ONE ROQ home delivered to you. All orders are fulfilled through 1-877 Spirits.com. To buy, head to ONEROQClub.com and click "Taste." Alternatively, you can also check local retailers. If the product is not available in local retailers, once this feature is available, in your area, you can submit a Carry Request using your app and request it with the store owners or manager. (Note, fulfillment delays may apply based on your location and the status of our distribution in your market.)

Can I get a free sample before I join?

Due to the cost of our product, as well as liquor laws prohibiting free alcoholic goods to consumers, we currently do not offer free samples.

Will the cost of ONE ROQ come down over time?

The company cannot guarantee any cost changes but our hope is to be able to continue to improve our margins and pricing.

What is the corporate structure of ONE ROQ and what is the difference between a Membership "Unit" and a "Share" of Stock ?

ONE ROQ Spirits is currently structured as an LLC and you are purchasing Membership Units in this offering. "Units" are used to describe the measure of ownership when a company's legal structure is a LLC. "Shares" are used to describe the measure of ownership in a C-Corp or an S-Corp. The company will evaluate the advantages of converting to a C-Corp but this is not planned at this time.

For more information, please refer to the SEC guidance in relation to Regulation

Crowdfunding investing.



ONE ROQ Launches the ORVC in 2018 with Start Engine

View the events that inspired by the creation and recent launch of the ONE ROQ Vodka Club (ORVC) by refering to the Timeline of Offering I on Start Engine.



ONE ROQ Throws Activation at Art Basel

ONE ROQ Partners with Select Card to bring exclusive Member Event to Members. Members from FL, S. Carolina, New England and Philly arrive for the party.



ONE ROQ Throws Member Event in The Hamptons

ONE ROQ throws Summer Event in the Hamptons, featuring Ferrari, Cohiba, Members, and more.



ONE ROQ Activates During Sundance Film Festival

ONE ROQ Partners with Rand Luxury to throw two-day Member event at the St Regis in Park City, UT. Members from Utah and CO arrived to enjoy the events - and their spirit.



Covid-19 Hits America

The White House Declares Covid-19 Global Pandemic, On-premise Markets Close And Off-Premise and E-Commerce begins to capitalizing on demand.





ONE ROQ Reopens Club with Offering II

ONE ROQ Reopens the Club for Membership to commence the next phase of our plan: Scaling our WORKING business model !

ONE ROQ Lands Cover of F&B Magazine

ONE ROQ Lands Cover of Food & Beverage Magazine for Innovation and Thought leadership

---

2012 to 2018 — **July, 2019** — **Sep, 2019** — **January 2020** — **April 1** — **May, 2020** — **Aug 1, 2020**

April 2019 — **Summer, 2019** — **January, 2020** — **February, 2020** — **March, 2020** — **July, 2020**



ONE ROQ Enrolls 1200 Club Member-Investors!

Our first 1200 Members Join The Club, committing $500k, validating the ONE ROQ Club concept with the market.



ONE ROQ Hits 2700 Members and $1M in Investment

ONE ROQ Hits 2700 Club Members and Completes its Initial $1M Fund Raise, setting stage for continued growth.



ONE ROQ Becomes No.1 Selling Vodka on 1-877-Spirits

ONE ROQ Becomes No. 1 Selling Vodka on 1-877-Spirits.com, a top online wine & spirits retailer in the US



ONE ROQ Conducts First Member Event Activation During Tribeca Film Festival

ONE ROQ throws its first Member Event with sponsorship during Tribeca Film Festival. Alec Baldwin is a guest.



ONE ROQ Becomes Sponsor of X Games 2020

ONE ROQ Partners with ESPN to Become a Sponsor of X Games Aspen 2020, securing future Member exper...

e Press



ONE ROQ Earns 95pts from The Proof Awards

ONE ROQ Receives 95+pt rating by the Proof Awards Podcast - a Division of the Food & Beverage Network

BEVNET   **RAND LUXURY**      **MASERATI**   **BENTLEY**



    



SHOW MORE

Meet Our Team



J. Garrett Green

Founder, CEO, and Manager

Garrett has 14 years of professional product development, marketing and investment experience within the consumer goods industry. As the Founder and CEO of ONE ROQ, Garrett is responsible for leading all aspects of brands US and international brand strategy. Last Three Years In Summary: From 2005 to present, Garrett has served as the Founder and Director of Green & Co. Holdings, a privately held research, brand strategy and investment office. (www.greenandc.com). From 2012-present, Garrett has been the CEO, Founder, and Director of One Roq Spirits, LLC (primary position). From 2015-2017: Garrett served as Co-Founder, Lead Investor and Advisor to #getfried Franchise Group, an emerging Quick-Service Restaurant Franchise with 7

Quick Service Restaurant Franchise with 7 global locations (www.getfried.com). From 2016-2017, Garrett served as a key Inside Consultant that led the successful brand development and launch of National, Non-Dairy Brand, Elmhurst Milked. (www.ElmhurstMilked.com) Garrett commits 100% of regular working hours to the day-to-day operations of ONE ROQ Spirits, LLC.





Heath Hettig
Web Engineer

12 Years of senior web and mobile technology engineering experience. Web Engineer of ONE ROQ Spirits. Mr. Hettig runs his personal business, Hettig Interactive, where he specializes in web development. Mr Hettig splits his time between One Roq and his business Hettig Interactive.





Robert Dimmer
Advertising Consultant

Business & marketing professional with an expertise in digital design, advertising, and communications. Mr Dimmer is the Founder & Principal of Mr.Smith Agency, and is the agency of record for ONE ROQ Spirits. Approx 20% of the firms working hours are dedicated to the organization.





David Bonk
Finance Consultant

Senior Leadership & Operating Executive | Consultant – MBA CPA,CITP,CGMA,CMA,CISA, CRMA,FHFMA,FACHE. Mr Bonk is the dedicated CPA and CFA for ONE ROQ Spirits, dedicating up to 12% of his firms weekly hours to the organization.





Chrissy Pyne
Creative Consultant

Creative & Advertising professional with an expertise in graphic design communications. Ms. Pyne is the Creative Director of Mr. Smith Marketing Agency, which is ONE ROQ Spirits marketing agency. Approx 20% of the firms working hours are dedicated to the organization.



Offering Summary

Company : ONE ROQ Spirits LLC

Corporate Address : 430 Virginia Street, Ste 401, Buffalo, NY 14201

Offering Minimum : $9,999.65

Offering Maximum : $1,062,544.62

Minimum Investment Amount (per investor) : $100.19

Terms

Offering Type : Equity

Security Name : Membership Units

Security Name	: Membership Units
Minimum Number of Shares Offered	: 23,255
Maximum Number of Shares Offered	: 858,138
Price per Share	: $0.43
Pre-Money Valuation	: $23,179,352.53

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Early Investors

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Silver Membership (Invest $100 to $449)

Receive up to 233-1,044 shares of equity, all Privileges of the Club, and up to 10% back in shopping credits at ONEROQClub.com

Gold Membership (Invest $450 to $2,499)

Receive up to 1,125-6,248 shares of equity, all Privileges of the Club, and up to 10% back in shopping credits at ONEROQClub.com

Black Membership (Invest $2,500+)

Receive up to 5,814+ shares of equity, all Privileges of the Club, and up to 10% back in shopping credits at ONEROQClub.com

*Club Privileges begin once your investment clears into the Company. (Clearing can take 7 to 21 days from time of investment.) Perk Credits are issued approximately 12 months from your investment date. Perk Images are for display purposes only. Merchandise may vary.

The 10% Bonus for StartEngine Shareholders

ONE ROQ Spirits LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 membership units at $.43/ unit, you will receive 110 membership units, meaning you'll own 110 units for $43. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Club Privileges begin once your investment clears into the Company. Clearing can take 7 to 20 days from time of investment. Perk Shopping Credits are issued 12 months from the date your investment clears with the Company. Perk Images are for display purposes only. Merchandise may vary.

Forward Looking Information

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ONE ROQ Spirits to get notified of future updates!

Comments (0 total)

Add a public comment...



About

Our Team

Equity Crowdfunding 101

Blog

Invest in StartEngine

Companies

Get Funding

How It Works

Why StartEngine

Founder FAQ

Refer Founders

Investors

Start Investing

Investing 101

Investor FAQ

Earn 10% Bonus

Form CRS

Legal/Contact

Terms of Use

Privacy Policy

Disclaimer

Annual Reports

Help Center

Contact Us



©2020 All Rights Reserved

   

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1 Transcript: ONE ROQ Promo

[Music]

Text: This screenshot is for demonstration purposes only. For current company stock prices refer to Offering page.

Woman: where to tonight?

Man: A new place. We'll enjoy it.

[Music]

Bouncer: Can I help you two?

[Music] [Shows the One Roq App]

Bouncer: right this way

Waiter: something to drink tonight ?

Man & Woman: I'll have a one Roq soda with lime, one Roq martini extra dirty.

Waiter: I do apologize we don't carry one Roq here.

Man: yeah that's fine I trust you will soon enough

[Scan of One Roq App]

Woman: Ben, please tell me you didn't forget to get my brother a graduation present.

Man: Of course.

Woman: Ben

Man: dear Bobby congratulations on the accomplishments all the best, Cheers. Ben.

Man & Woman: I like that, one for us, yes.

Man: There you go

Man & Woman: cheers to Bobby.

[Music]

[Text: Own Your Spirit. www.oneroqclub.com]

Video 2 Transcript: Founder Interview

Founder: If you don't own the companies that make the products that you use in everyday life you're not taking advantage of your power in fact the companies that you don't own are taking advantage of you.

Founder: my name is Garrett green I'm the founder and director of one roq spirits the makers of one Roq vodka and the one roq vodka Club. I've been in the consumer goods venture space for 14 years. I got an early start I was 20 years old in college and took a fascination to the initially the beverage space we ended up developing and launching somewhere around six or seven products over five or six years. Over time honed in on a series of skills and processes that are unique in order to be effective and proficient in the space.

[Images of One Roq Events]

Founder: The problem with the alcohol industry is that the market is propped up by what we refer to as lifestyle advertising, which is a method of placing a brand inside the image of an attractive lifestyle, sending the message to the consumer that if you buy or associate yourself with that brand you somehow acquire that lifestyle. What we said was how can we create that actual benefit, how can can we create the real thing, an authentic value proposition because the idea of it surely is attractive wouldn't it be something if we could actually align ourselves with a brand and then attain some measure of that status or potential success so that became the basis for how we decided to redevelop our story and redevelop our platform again all driven by authenticity not pretend.

[Images of One Roq Events]

[Music]

Founder: making one Roq more than just an internationally award-winning spirit one of the first and most prominent luxury American offerings in the category, we are transforming it into a club this is not your typical club this is something much different. When you join this club you become an owner in the company you access a series of privileges unique to that ownership. For example, an annual future dividend, a vote in company decision making, referral rewards, 24/7 ordering and gifting concierge, monthly curated content from a team of writers that we have. You get access to highly unique social events that we sponsor across the country. We work with the Tribeca Film Festival, the Hamptons, art basel, the x-games, following that Sundance Film Festival. These are some of the largest and most reputable events in the country and we're already getting involved.

Text on Screen: Investments in startups involve a high degree of risk. There is no guarantee of future dividends. Please refer to our Offering Memorandum for more information.

[Music]

[Images of events]

Founder: And last but not least pools that allow you to impart control over where your brand is placed in the marketplace we call this the carry request which is an app tool very first of its kind in the industry which allows our members to request up to six of their preferred retailers in their local markets. This is completely reinventing the way that brands are brought to market,

introduced to retailers, and validation is given or demonstrated to that retailer who has to make the decision whether your brand is worthy or not. This is a completely new experience that one roq is innovating in distilled spirits industry we are the first company in this industry to bring this experience to consumers and that is opportunity. Joining the club is as simple as going to oneroqclub.com to make your first investment.

[Music]

Video 3 Transcript: Tribeca film text

The following is private footage from premier sponsorships at the 2019 Tribeca Film Festival.

We sponsor and curate events like these to provide our ONE ROQ Club Members access to new and unique social experiences in their local and regional markets, as well as introduce new Members to the Club.

Many of our NYC and NJ-based Members relaxed as they mingled with actors, models and producers, all while sipping on cocktails made with their vodka.

Video 4 Transcript: Founder Interview at Fall Luxury Review

ONE ROQ is the first super-premium American Vodka ever to be introduced in the spirits industry. We produce our product with one of the rarest forms of pure spirit distillation in the country, which is Glass Column Distillation. We have three expressions, a Mixing Black Label, a Silver Sipping Label, and a Red Dessert Label. We wanted a brand that conveyed national identity, because we're trying to become America's Premium Vodka. So we actually started with ONE ROCK. R-O-C-K. Always thought that was too generic. Let's change the C-K to a Q for a little flair in differentiation.

I was a sophomore in college pursuing a political science degree, and I developed an extreme appreciation for America, our identity, our position in the world. And simultaneously, I also became enamored with the beverage space, and no, not because I was drinking a lot. And I found that it was startling that the greatest country in the world did not have any skin in the game when it came to the largest, oldest, and most prestigious category in alcohol beverage. If you look at all other brands of premium vodkas, we can sit back and collectively agree that America is without its own national brands, like Ricard is to France, or Smirnoff is to Russia, or Absolut is to Sweden.

Where is America's super premium brand? It's absent. Now, it's here. We are available in 24 states. However, if you're a resident of New York, Florida, California, Texas, or Nevada, you can secure our product online at oneroq.com and have it home-delivered to you. So we're headquartered in Buffalo, New York. That's my hometown. We operate the business from there, but we actually produce in Indianapolis and Denver, Colorado. The reason for that is because we draw on a natural aquifer in the Rocky Mountains. The water is actually so important to our recipe that we ship it to Indianapolis.

So we're about a year and a half old effectively. We've had some extremely impressive milestones, including authorizations in the largest liquor store chain in the country, accolades in Robb Report magazine, partnerships with the largest online retailer of spirits. And recently

the National Enquirer spotted Catherine Zeta-Jones purchasing vials of ONE ROQ and Grey Goose outside of their home in Bedford, New York. And I might add, that was completely unpaid. It just happened organically. Yeah. Super premium luxury vodka. However, it's not out of reach to Americans. We're an American product. So we are not priced out of reach. In fact, quite the opposite. Will be priced at $1 less than Grey Goose on the market. They can go to oneroq O-N-E R-O-Q .com to learn more information and to also purchase and sample the product, and have it home delivered.'

Video 5 Transcript: Hamptons

This summer, ONE ROQ Vodka Club cordially invited its Members to a luxury escape in the Hamptons. Members arrived from New York, New Jersey, and Rhode lsland to enjoy an afternoon on a multi-million dollar estate featuring a Ferrari concours, leading luxury brand exhibits,
complimentary brunch, and cocktails by their's truly.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

This Fourth Amended and Restated Operating Agreement, dated as of May 1st, 2020, is entered into by the undersigned.

WHEREAS, a limited liability company known as ONE ROQ SPIRITS LLC (the "Company") has been formed pursuant to the Act; and

WHEREAS, a Third Amended and Restated Operating Agreement of the Company, dated as of August 20, 2018 was previously executed and delivered and serves as the operating agreement for the Company (the "***Prior Operating Agreement***");

WHEREAS, the undersigned desire to establish their respective rights and obligations pursuant to the Act and further amend and restate the Prior Operating Agreement as contemplated herein;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned agrees as follows:

ARTICLE I

DEFINITIONS

1.1 *Definitions.* In this Agreement, the following terms shall have the meanings set forth below:

"***Act***" means the New York Limited Liability Company Law, as amended and in effect from time to time.

"***Adoption Agreement***" shall have the meaning ascribed to it in Section 3.2(b).

"***Affiliate***" means any Person controlled by or under common control with a Person and any immediate family member of a Person.

"***Agreement***" means this Third Amended and Restated Operating Agreement of ONE ROQ SPIRITS LLC together with all the Schedules and Exhibits hereto.

"***Articles of Organization***" means the Articles of Organization of the Company filed or to be filed with the New York Department of State, as they may from time to time be amended.

"Authorization Date" shall have the meaning ascribed to it in Section 7.2(a).

"Available Unit Purchase Notice" shall have the meaning ascribed to it in Section 7.2(b).

"Available Units" shall have the meaning ascribed to it in Section 7.2(a).

"Board of Managers" means the Managers and such additional or successor Managers as are elected in accordance with this Agreement.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

"Company" has the meaning ascribed to it in the recitals.

"Distribution" means any cash and other property distributed to a Member by the Company from the operations of the Company or from capital.

"Drag Along" shall have the meaning ascribed to it in Section 7.3.

"Drag Along Notice" shall have the meaning ascribed to it in Section 7.3.

"Fiscal Year" means the fiscal year of the Company, which shall be the year ending December 31.

"Interested Member" shall have the meaning ascribed to it in Section 4.11.

"IRS" means the Internal Revenue Service of the U.S. Department of the Treasury.

"Liquidating Event" shall have the meaning ascribed to it in Section 8.2(a).

"Liquidator" shall have the meaning ascribed to it in Section 8.2(a).

"Managers" means J. Garrett Green and such additional or successor Managers as are elected in accordance with this Agreement.

"Member" shall mean each Person who or which executes a counterpart of this Agreement as a Member and each Person who or which may hereafter become a party to this Agreement, but shall not include any Person who ceases to be a Member, for any reason, in

accordance with the terms of this Agreement. For all purposes, each Member, as defined herein, shall be deemed to be a "member" as such term is defined in the Act.

"Membership Interest" means an ownership interest in the Company held by each Member. A Membership Interest includes any and all benefits to which the holder of such a Membership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Membership Interest may be expressed as a number of Membership Units. The ownership of Membership Units shall be evidenced by such form of certificate for units as the Board of Managers adopts from time to time. If no such form of certificate is adopted by the Board of Managers, the Membership Units shall be deemed to be uncertificated securities as defined in Section 8-102 of the New York Uniform Commercial Code.

"Membership Units" means the units evidencing a right to receive distributions of the Company issued to such Member in the numbers set forth opposite such Member's name on Schedule A annexed hereto, as may be amended from time to time.

"Offer Notice" shall have the meaning ascribed to it in Section 7.2(a).

"Percentage Interest" means, as to a Member, his, her or its interest in the Company as determined by dividing the Membership Units owned by such Member by the total number of Membership Units then issued and outstanding and as specified in Schedule A attached hereto, as such Schedule may be amended from time to time.

"Permitted Transferee" means (a) the descendants of a Member, (b) a trust for the benefit of a Member's descendants or other Members, (c) another Member or Members, (d) the personal representative of the estate of any Person described in clause (a) or (c), or (e) the Company.

"Person" means any natural person or any corporation, governmental authority, limited liability company, partnership, trust, unincorporated association or other entity.

"Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Substituted Member" shall have the meaning ascribed to it Section 7.6(b).

"Terminating Capital Transaction" means any sale or other disposition of all or substantially all of the assets of the Company or a related series of transactions that, taken

together, result in the sale or other disposition of all or substantially all of the assets of the Company.

"Transfer" shall have the meaning ascribed to it in Section 7.1.

"Transferring Holder" shall have the meaning ascribed to it in Section 7.2(a).

"Triggering Holder" shall have the meaning ascribed to it in Section 7.3.

ARTICLE II

ORGANIZATION

2.1 *Formation.* The parties have caused the formation of the Company pursuant to the Act by filing Articles of Organization with the New York Department of State.

2.2 *Operating Agreement.* This Agreement amends, restates and replaces the Prior LLC Agreement in all respects and upon the execution and delivery of hereof, this Agreement, including all of the Schedules and Exhibits hereto, shall constitute the "Operating Agreement" of the Company as such term is used in the Act. By execution and delivery of this Agreement, the amendment and restatement of this Agreement has been approved by J. Garrett Green in his capacity as a Member holding not less than a majority of the issued and outstanding Membership Units.

2.3 *Election to be Taxed as a Corporation.* The Company has filed Form 8832 with the IRS and has elected to be taxed as an association taxable as a corporation in accordance with Section 301.7701-3 of the Regulations.

ARTICLE III

MEMBERS

3.1 *Membership Units; Names and Addresses.*

(a) The Company is hereby authorized to issue Membership Units designated as "Membership Units" and shall be authorized to issue up to **60,000,000** Membership Units. Membership Units shall be entitled to the allocations and distributions set forth in this Agreement and Members shall be entitled to one (1) vote for each Membership Unit held by such Member.

(b) The names, addresses, and number of Membership Units held by each of the Members are as set forth in <u>Schedule A</u> to this Agreement.

3.2 *Additional Members; Acknowledgments of Additional Members Regarding Operation of the Company.*

(a)   A Person may be admitted as a Member after the date of this Agreement upon a vote of the Members in accordance with Section 3.7 hereof. At the time of such vote, and the number of Membership Units to be allocated to such Person upon admission as a Member.

(b)   Notwithstanding the foregoing, no Person shall become a Member until such time as that Person has executed and filed with the Company an adoption agreement (which has been countersigned by a duly authorized representative of the Company) whereby such Person has agreed to be bound by the terms and conditions of this Operating Agreement (the "**Adoption Agreement**," in the form as substantially set forth on Exhibit B attached hereto) and (ii) provided the purchase price for the Membership Units to the Company in accordance with the terms of the subscription agreement executed by the Member.

(c)   Upon the admission of an additional Member in accordance with this Section 3.2, the Board of Managers shall amend Schedule A to reflect the admission of such additional Member.

(d)   Each of the Persons that become additional Members of the Company acknowledge and agree that:

(i)   J. Garrett Green ("***Green***") owns more than a majority of the Membership Units and serves as the sole Manager of the Company and controls the operation of the Company and may amend this Agreement without the consent of any other Member;

(ii)   in connection with the operation of the Company, Green may enter into one or more interested transactions (i.e., transactions between the Company and Green and/or transactions between the Company and an entity in which Green holds an equity interest) (each, an "***Interested Transaction***") and Green shall be entitled to unilaterally approve all such Interested Transactions on behalf of the Company without the vote of any other Member of the Company;

(iii)   it is currently contemplated that the Company shall convert into a corporation under applicable state laws in the future and may be approved unilaterally by Green in his capacity as Member holding more than a majority of the issued and outstanding Membership Units;

(iv)   each Member has reviewed the terms of the disclosure documents provided in connection with the offering of Membership Units and understands the risks associated with the purchase of the Membership Units;

(v)   it is currently contemplated that the Company may engage in one or more future equity financings which will result in dilution relative to the existing Members of the Company; and

     (vi) Green shall not have any liability arising from exercising his discretion in his capacity as sole Manager of the Company and Member of the Company holding more than a majority of the issued and outstanding Membership Units of the Company.

   3.3 *Books and Records.* The Company shall keep books and records of accounts and minutes of all meetings of the Members. Such books and records shall be maintained on a cash basis in accordance with this Agreement and with generally accepted accounting principles.

   3.4 *Information.* Each Member may inspect during ordinary business hours, and at the principal place of business of the Company, the Articles of Organization, this Agreement, the minutes of any meeting of the Members and any tax returns of the Company for the immediately preceding three Fiscal Years.

   3.5 *Meetings of Members.* The Members shall meet at such times as meetings are called in accordance with the Operating Procedures set forth on Exhibit A. Meetings of Members and governance of the Company shall be in accordance with such Operating Procedures.

   3.6 *Voting Agreements.* An agreement between two or more Members, if in writing and signed by the parties thereto, may provide that in exercising any voting rights, the Membership Units held by them shall be voted as therein provided, or as they may agree, or as determined in accordance with a procedure agreed upon by them.

   3.7 *Action by Vote of the Members.* Except as otherwise provided in the Act, the Articles of Organization or this Agreement, whenever the Members are required or permitted to vote or otherwise act, the affirmative vote of Members holding not less than a majority of the Membership Units shall be the act of the Members.

   3.8 *Independent Business Opportunities.* Each Member may engage independently or with others, for their own accounts and for the accounts of others, in other business ventures and activities of every nature and description (each, an "***Independent Business Opportunity***"). Neither the Company nor any other Member shall have the right to participate in any manner in any such Independent Business Opportunity of a Member or in any profits or income earned or derived therefrom.


ARTICLE IV

MANAGEMENT AND EXTRAORDINARY TRANSACTIONS


   4.1 *Management.* The Company's business shall be managed by the Board of Managers, who shall be elected by the Members in accordance with Section 3.7 hereof. Except as otherwise provided in this Agreement, all management decisions shall be determined by the Board of Managers in accordance with the Operating Procedures attached hereto as Exhibit A.

4.2 *Duty of Manager*. Each Manager shall perform his or her duties as a Manager in good faith and with that degree of care which an ordinary prudent person in like position would use under similar circumstances. In performing his or her duties, a Manager shall be entitled to rely on information, opinions, reports and statements, including, without limitation, financial statements and other financial data, in each case prepared by any Person as to matters the Manager reasonably believes are within such Person's professional or expert competence.

4.3 *Number, Tenure and Qualifications of Manager*. The Company shall have one (1) Manager which shall be J. Garrett Green. The number of Managers of the Company may be amended from time to time by vote of Members in accordance with Section 3.7 hereof. The Managers shall hold office until the next annual meeting of Members or until a successor shall have been elected and qualified.

4.4 *Powers of Managers*. Except as otherwise set forth in this Agreement, including without limitation Section 4.11, the Board of Managers shall have the power and authority, on behalf of the Company, to (a) purchase, lease or otherwise acquire from, or sell, lease or otherwise dispose of to, any Person any property; (b) open bank accounts and otherwise invest the funds of the Company; (c) purchase insurance on the business and assets of the Company; (d) commence lawsuits and other proceedings; (e) enter into any agreement, instrument or other writing; (f) retain accountants, attorneys or other agents and (g) take any other lawful action that the Board of Managers consider necessary, convenient or advisable in connection with any business of the Company.

4.5 *No Exclusive Duty to Company*. The Managers shall not be required to manage the Company as their sole and exclusive function, and they may have other business interests and may engage in other activities in addition to those relating to the Company. Neither the Company nor any Member shall have any right pursuant to this Agreement to share or participate in such other business interests or activities or to the income or proceeds derived therefrom. The Managers shall incur no liability to the Company or any Member as a result of engaging in any other business interests or activities. To the fullest extent permitted by law, each of the Members waives any and all fiduciary and other duties imposed on the Manager and each other Member under any applicable law, rule or regulation and acknowledge and agree that in managing the Company, the Manager is entitled to make any and all decisions solely in its best interest without regard to or consideration of the interests of the Members.

4.6 *Resignation*. A Manager may resign as Manager at any time on notice to the Company. The resignation of a Manager shall take effect upon receipt of such notice or at any later time specified in such notice. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

4.7 *Removal*. A Manager may be removed or replaced with or without cause by the vote of the Members, entitled to vote thereon, in accordance with Section 3.7 hereof. The removal of a Manager who is also a Member as a Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member.

4.8 *Vacancies.* Any vacancy occurring for any reason on the Board of Managers may be filled by the affirmative vote of the Members pursuant to Section 3.7. A Manager elected to fill a vacancy on the Board of Managers shall be elected for the unexpired term of the Manager's predecessor in office and shall hold office until the expiration of such term and until the Manager's successor has been elected and qualified. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office until the next annual meeting of Members and until a successor has been elected and qualified.

4.9 *Salaries.* The salaries and other compensation of the Managers shall be fixed from time to time by the vote of the Members in accordance with Section 3.7 hereof. No Manager shall be prevented from receiving such a salary or other compensation because such Manager is also a Member.

4.10 *Officers.*

(a) The Board of Managers may designate one or more individuals, who may or may not be Members or Managers, as officers of the Company, who shall have such titles and exercise and perform such powers and duties as shall be assigned to them from time to time by the Board of Managers. Any officer may be removed by action of the Board of Managers at any time, with or without cause. Each officer shall hold office until his or her successor is elected and qualified. Any number of offices may be held by the same individual. The salaries and other compensation of the officers shall be fixed by the Board of Managers.

(b) In the case of the absence or illness of any officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Managers may delegate and assign, for the time being, the powers and duties of any officer to any other officer or to any Manager.

4.11 *Extraordinary Transactions.* Notwithstanding anything else in this Agreement, approval of the Members in accordance with Section 3.7 hereof, shall be necessary for the consummation of any of the following events:

(a) the transfer by a Member of any Membership Units;

(b) the dissolution of the Company as provided in Section 8.1(a);

(c) the dissolution of the Company within ninety (90) days following the bankruptcy, death, dissolution, incapacity or withdrawal of any Member or the occurrence of any other event that terminates the continued membership of any Member, as provided in Section 8.1(b);

(d) any Terminating Capital Transaction;

(e) the merger, consolidation or combination of the Company with any other Person;

(f)   the incurrence of indebtedness by the Company;

(g)   the sale, exchange, lease, pledge, or granting of a security interest in any of the assets of the Company other than in the ordinary course of its business;

(h)   the admission of an additional Member;

(i)   any change in the number of the Managers of the Company;

(j)   any change in the compensation of any Manager or of any Member (or their Affiliates); or

(k)   the purchase of Membership Units by the Company pursuant to Section 7.2.

4.12   *Amendments.* This Agreement and the Articles of Organization may be amended from time to time in writing in accordance with the following:

(a)   upon a vote of the Members in accordance with Section 3.7,

(b)   if the amendment is an amendment of Schedule A or Schedule B hereto, whenever required by a provision of this Agreement; or

(c)   if the amendment is an amendment of the Articles of Organization of a type set forth in Section 213(b) of the Act, by the Board of Managers.

ARTICLE V

DISTRIBUTIONS

5.1   *Ownership of Membership Units.* Each Member shall own Membership Units in the amounts set forth for such Member in Schedule A and shall have a Percentage Interest in the Company as set forth in Schedule A. Schedule A and/or Schedule B shall be amended from time to time by the Board of Managers to the extent necessary to accurately reflect redemptions, , the issuance of additional Membership Units, the admission of additional Members, or similar events having an effect on any item set forth therein. .

5.2   *Loans by Members.* A Member may, but is not obligated to, loan or cause to be loaned to the Company such additional sums as the Members deem appropriate and necessary for the conduct of the Company's business; provided, however, that such loan, and the terms and conditions thereof, is approved by the vote of the Members in accordance with Section 3.7 hereof.

5.3 *Distributions*. Except as otherwise provided in <u>Article VIII</u>, Distributions shall be made at such times and in such amounts as may be determined solely by the Board of Managers, to the Members, pro rata in accordance with their Percentage Interests.

5.4 *Distributions Upon Liquidation*. Proceeds from a Terminating Capital Transaction and any other cash received or reductions in reserves made after commencement of the liquidation of the Company shall be distributed to the Members in accordance with <u>Article VIII</u>.

ARTICLE VI

TAXES

6.1 *Preparation of Tax Returns*. The Managers shall arrange for the preparation and timely filing of all returns of Company income, gains, deductions, losses and other items required of the Company for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety (90) days of the close of each taxable year, the tax information reasonably required by Members for federal and state income tax reporting purposes.

6.2 *Withholding*. Each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local, or foreign taxes that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Company pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Member shall constitute a loan by the Company to such Member, which loan shall be repaid by such Member within fifteen (15) days after notice from the Company that such payment must be made.

ARTICLE VII

TRANSFERS OF MEMBERSHIP UNITS

7.1 *Transfers in General*. The sale, transfer, assignment, pledge or other disposition of any interest in any Membership Unit (whether with or without consideration and whether voluntarily or involuntarily or by operation of law), directly or indirectly, to another Person is referred to herein as a "Transfer" and to take such action is referred to herein as to "Transfer." No Member shall Transfer any Membership Units (or any interest in any Membership Units), unless such Transfer is made (a) to a Permitted Transferee or (b) in compliance with the provisions of Section 7.1 and Section 7.2. In no event, shall any Transfer of Membership Units (other than to a Permitted Transferee or in a sale of the entire Company) pursuant to this <u>Article VII</u> be made by any Member for any consideration other than cash payable upon consummation of such Transfer or in installments over time.

7.2   *Right of First Refusal.*

(a)   Notice of Proposed Transfer. Subject to the terms and conditions set forth in this Article VII, at least forty-five (45) days prior to the proposed Transfer of any Membership Units held by any Member, the transferring Member (the "Transferring Holder") shall deliver a written notice (the "Offer Notice") to the Company and each of the Members. The Offer Notice shall disclose in reasonable detail the identity of the prospective transferee(s), the number of Membership Units contemplated to be transferred (the "Available Units"), the cash price for the Membership Units and the other terms and conditions of the proposed Transfer. The Transferring Holder shall not consummate such proposed Transfer until at least forty-five (45) days after the delivery of the Offer Notice, unless the parties to the Transfer have been finally determined pursuant to this Section 7.2 prior to the expiration of such 45-day period (the date of the first to occur of (x) the expiration of such 45-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "Authorization Date").

(b)   Exercise of Right of First Refusal. The Company shall have ten (10) days from receipt of the Offer Notice to accept the Available Units offered in the Offer Notice in full or in part. To the extent that the Company has not agreed to purchase all of the Available Units, the Company shall notify each Member that such Member is entitled to purchase a portion of the remaining Available Units by delivering written notice (the "Available Unit Purchase Notice") to the Members and the Transferring Holder within fifteen (15) days following delivery of the Offer Notice setting forth the maximum number of the remaining Available Units which such Members may purchase. The Members shall have thirty (30) days after delivery of the Available Unit Purchase Notice to elect, in writing, to purchase remaining Available Units. Remaining Available Units shall first be allocated to each such Member in an amount equal to the lesser of (A) the maximum amount specified by each such Member in such Members Available Unit Purchase Notice response and (B) such Member's pro rata share of all Membership Units held by all such Members. If all of the remaining Available Units offered to such Members are not fully subscribed by such Members, the un-subscribed Available Units shall be allocated to the Members purchasing their pro rata share and indicating in their response to the Available Unit Purchase Notice a desire to acquire any Available Units that are available because of under-subscription and if such Members collectively indicate an interest in acquiring additional Available Units in an amount in excess of the aggregate amount of Available Units remaining, such remaining Available Units will be allocated among such Members pro rata in accordance with their respective holdings of Membership Units.

(c)   Closing of Transfer to Company and/or Members. If the Company and the Members have elected to purchase all of the remaining Available Units hereunder, the Transfer of such Available Units to the Company and the accepting Members shall be consummated as soon as practical after the delivery of the election notice(s) to the Transferring Holder, but in any event within fifteen (15) days after the Authorization Date.

(d)   Transferring Holder's Right to Transfer. If the Company and the Members do not elect, in the aggregate, to purchase all of the Available Units offered in the

Offered Notice from the Transferring Holder, the Transferring Holder shall have the right, within the ninety (90) days following the Authorization Date, to Transfer all of such Available Units to the transferee(s) specified in the Offer Notice in the amounts specified in the Offer Notice at a price not less than the price per unit specified in the Offer Notice and on other terms no more favorable to the transferee(s) thereof than specified in the Offer Notice.

(e)   Re-offer. Any Available Units not so Transferred within such 90-day period shall be reoffered to the Company and the Members pursuant to this Section 7.2 prior to any subsequent Transfer.

(f)   Non-applicability. The provisions of this Section 7.2 shall not apply to a Transfer made to a Permitted Transferee or a Transfer where the consideration is not entirely cash.

7.3   *Drag-Along Rights.* Notwithstanding anything to the contrary herein, the holders of more than 50% of the Company's Membership Units (the "***Triggering Holder***") may sell all of their Membership Units to an unaffiliated third party as part of a sale of all equity of the Company to the third party. If the Triggering Holder proposes to sell all of his, her or its Membership Units to an unaffiliated third party pursuant to a bona fide sale in a single transaction or series of related transactions, the Triggering Holder shall have the right to include the other Members' Membership Units in the sale (the "***Drag-Along***") by providing the other Members with written notice containing the terms of the Drag-Along (the "***Drag-Along Notice***"). Upon receipt of the Drag-Along Notice, the other Members shall take all necessary and desirable actions in connection with the consummation of the Drag-Along in order to effectively vest good title, right and interest, free and clear of all liens, claims, encumbrances and restrictions of any kind, in such third party on the same terms and conditions and for the same consideration per Membership Unit as is applicable to the Triggering Holder within not more than thirty (30) days following the Drag-Along Notice. Each other Member will bear his pro rata share of the costs and expenses incurred in connection with such sale to the extent such costs and expenses are not paid by the third party.

7.4   *Effect of Assignment.*

(a)   *Termination of Rights.* Any Member who shall assign any Membership Units or other interest in the Company shall cease to be a Member with respect to such Membership Units or other interest and shall no longer have any rights or privileges of a Member with respect to such Membership Units or other interest. A Transfer shall not otherwise eliminate the Member's entitlement to any rights associated with the Member's remaining interest and shall not cause the Member to be released from any liability to the Company or any other Person solely as a result of the Transfer.

(b)   *Deemed Agreement.* Any Person who acquires in any manner whatsoever any Membership Units or other interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof and any agreement pursuant to which the

Membership Units were acquired, as applicable, to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Membership Units or other interest in the Company of such Person was subject to or by which such predecessor was bound.

(c)   *Assignee's Rights*. A Transfer of Membership Units permitted hereunder shall be effective as of the date of assignment and compliance with the conditions to such Transfer and such Transfer shall be shown on the books and records of the Company. Unless and until an assignee becomes a Substituted Member pursuant to Section 7.6, the Assignee shall not be entitled to any of the rights or privileges granted to a Member hereunder or under applicable law, other than the rights and privileges specifically granted to Assignees pursuant to this Agreement.

7.5   *Additional Restrictions on Transfer*.

(a)   *Restrictions*. Membership Units are transferable only pursuant to (i) public offerings registered under the Securities Act, (ii) Rule 144 or Rule 144A of the Securities and Exchange Commission (or any similar rules then in force) if such rule is available, (iii) an exemption under applicable securities law, and (iv) other legally available means of transfer permitted by this Agreement.

(b)   *Execution of Counterpart*. Each transferee of Membership Units or other interests in the Company shall, as a condition prior to such Transfer, execute and deliver to the Company an Adoption Agreement in the form of Exhibit B pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

(c)   *Notice*. In connection with the Transfer of any Membership Units, the holder of such Membership Units will deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer.

(d)   *Legal Opinion*. No Transfer of Membership Units or any other interest in the Company may be made unless in the opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be waived by the Board of Managers), such Transfer would not violate any federal securities laws or any state or provincial securities or "blue sky" laws (including any investor suitability standards) applicable to the Company or the interest to be Transferred, or cause the Company to be required to register as an "Investment Company" under the U.S. Investment Company Act of 1940, as amended. Such opinion of counsel shall be delivered in writing to the Company prior to the date of the Transfer.

7.6   *Assignees; Substituted Members*.

(a)   Unless the assignee of any Membership Unit is admitted as a Substituted Member as provided in Section 7.6(b) (or is the Company or another Member), (i) the assignee shall only have only the rights of the transferring Member in the Company income, gain, loss, deductions and distributions rights, (ii) the assignee shall have no right to vote on Company

matters, inspect Company books and records or otherwise participate in Company affairs, and (iii) the interest of the assignee shall be disregarded for purposes of determining whether Members owning the required Membership Units have voted on any matter requiring a vote of the Members.

(b)   An assignee of the whole or any portion of the transferring Member's Membership Units, validly assigned pursuant to this Article VII, may become a "Substituted Member" in the place of the transferring Member, to the extent of the Membership Units validly transferred, if all of the following conditions are satisfied:

(i)   A fully executed and acknowledged written instrument of assignment has been filed with the Company which sets forth the intention of the transferring Member that the assignee become a Substituted Member in its place, to the extent of the Membership Units assigned;

(ii)   The assignee executes and acknowledges an Adoption Agreement and such other instruments, in form and substance reasonably satisfactory to the Board of Managers, as are reasonably necessary or desirable to effectuate the admission and to confirm the agreement of the assignee to be bound by all the terms and provisions of this Agreement with respect to the Membership Units acquired; and

(iii)   The Board of Managers approves the admission of the assignee as a Substituted Member, provided, that no such approval shall be required to admit any assignee or transferee of any Person that acquired Membership Units pursuant to a transfer permitted by Article VII.

(c)   Notwithstanding anything to the contrary in this Agreement, both the Company and the Board of Managers will be entitled to treat the transferring Member as its absolute owner in all respects, and will incur no liability for Distributions made in good faith to that Member, until a written assignment that conforms to the requirements of this Article VII has been received by the Company and accepted by the Board of Managers.

7.7   *Amendment of Schedule*. As soon as reasonably practicable following a transaction described in this Article VII, the Board of Managers will, without the need for the consent of the Members, amend Schedule A to reflect the names of the Members, the number of Membership Units held and the Percentage Interests of the Members immediately after the transaction. Such revised Schedule A shall replace in its entirety the Schedule A in effect immediately prior to the transaction. Upon the request of a Member, the Board of Managers will distribute the then-current Schedule A to the requesting Member.

7.8   *Involuntary Transfer*.

(a)   Any Person who becomes the holder or possessor of any Membership Unit of the Company by virtue of any judicial process, attachment, bankruptcy, receivership, execution, or judicial sale, including, without limitation, any person to whom such Membership

Unit shall have been transferred pursuant to a court order in a matrimonial action (regardless of whether such Membership Unit be deemed a voluntary or involuntary transfer), shall immediately offer all of such Membership Units to the Company whenever requested by the Company, at a purchase price equal to the then book value per Membership Unit as shown on the financial statements of the Company multiplied by the total number of Membership Units held by such Person.

(b)   Any sale under this Section 7.8 shall be closed at the office of the Company at 10:00 a.m. on the thirtieth (30th) day following the date of the Company's request described above in Section 7.8(a), or at such other time and place as shall be mutually agreeable to the parties to such closing. At such closing, the purchase price shall be paid in full in cash or by certified check.

7.9   *Legend.*

In the event that certificated Membership Units are issued, such certificated Membership Units will bear the following legend:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR APPLICABLE STATE SECURITIES LAWS ("**STATE ACTS**") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE TRANSFER OF THE UNITS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE CONDITIONS SPECIFIED IN AN OPERATING AGREEMENT AS AMENDED AND MODIFIED FROM TIME TO TIME, GOVERNING THE ISSUER (THE "**COMPANY**"), BY AND AMONG ITS MEMBERS (THE "**LLC AGREEMENT**"), A COPY OF WHICH SHALL BE FURNISHED UPON REQUEST."

To the extent applicable, certificated Membership Units may also bear a legend in substantially the following form:

> "THE UNITS REPRESENTED BY THIS CERTIFICATE MAY ALSO BE SUBJECT TO CERTAIN RESTRICTIONS SET FORTH IN THE LLC AGREEMENT AND/OR A SEPARATE AGREEMENT WITH THE INITIAL HOLDER, A COPY OF WHICH SHALL BE FURNISHED BY THE COMPANY UPON WRITTEN REQUEST AND WITHOUT CHARGE."

If a Member holding certificated Membership Units delivers to the Company an opinion of counsel, satisfactory in form and substance to the Board of Managers (which opinion may be

waived by the Board of Managers), that no subsequent Transfer of such Membership Units will require registration under the Securities Act, the Company will promptly upon such contemplated Transfer deliver new certificated Membership Units which do not bear the portion of the restrictive legend relating to the Securities Act set forth in this Section 7.10.

7.10   *Transfer Fees and Expenses.* The transferor and transferee of any Membership Units or other interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

7.11   *Resignation; Void Assignment.* No Members shall have the right to resign or withdraw as a Member. In the event of any Transfer in contravention of this Agreement, the purported transferee shall have no right to any profits, losses or Distributions of the Company or any other rights of a holder.

ARTICLE VIII

DISSOLUTION

8.1   *Dissolution.*

(a)   The Company shall be dissolved and its affairs shall be wound up upon the affirmative vote of the Members in accordance with Section 3.7.

(b)   In the event of the bankruptcy, death, dissolution, or incapacity of any Member or the occurrence of any other event that terminates the continued membership of any Member, the remaining Members shall have the right to continue the Company and the Company shall continue, unless within ninety (90) days after such event, the remaining Members vote in accordance with Section 3.7 to dissolve the Company.

8.2   *Winding Up and Liquidation.*

(a)   Upon the occurrence of an event set forth in Section 8.1(a) (a "Liquidating Event"), the Company shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members. No Member shall take any action that is inconsistent with, or not necessary to, or appropriate for, the winding up of the Company's business and affairs. The Managers or, in the event there are no remaining Managers, any Person elected by a majority in interest of the Members (the Managers or such other Person being referred to herein as the "Liquidator"), shall be responsible for overseeing the winding up and dissolution of the Company and shall take full account of the Company's liabilities and property and the Company property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom shall be applied and distributed in the following order:

(i)   First, to the payment and discharge of all of the Company's debts and liabilities to its creditors, including Members who are creditors;

(ii)   Second, to Members and former Members in satisfaction of liabilities for distributions under Section 507 or 509 of the Act; and

(iii)   The balance, if any, to the Members in accordance with their Percentage Interests.

(b)   Notwithstanding the provisions of Section 8.2(a) hereof which require liquidation of the assets of the Company, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Company, the Liquidator determines that an immediate sale of part or all of the Company's assets would be impractical or would cause undue loss to the Members, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Company (including those to Members as creditors) and/or distribute to the Members, in lieu of cash, as tenants in common and in accordance with the provisions of Section 8.2(a) hereof, undivided interests in such Company assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Members, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

(c)   In the discretion of the Liquidator, a pro-rata portion of the distributions that would otherwise be made to the Members pursuant to this Article VIII may be:

(i)   distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

(ii)   withheld or escrowed to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided, that such withheld or escrowed amounts shall be distributed to the Members in the manner and order of priority set forth in Section 8.2(a) as soon as practicable.

8.3   *Articles of Dissolution.* Within ninety (90) days following the dissolution and the commencement of winding up of the Company, or at any other time there are no Members, articles of dissolution shall be filed with the New York Department of State pursuant to the Act.

8.4   *Rights of Members.* Except as otherwise provided in this Agreement, each Member shall look solely to the assets of the Company and shall have no right or power to demand or receive property other than cash from the Company. Except as otherwise provided in this Agreement, no Member shall have priority over any other Member as to the distribution upon liquidation of the Company.

ARTICLE IX

INDEMNIFICATION

9.1   *Limitation of Liability.* Except as otherwise required by the Act, no Manager or officer, if any, shall be liable to the Company or any other Member for any loss or damage sustained by the Company or any Member unless such Manager or officer has failed to comply with Section 4.2 or 4.10, as the case may be, with respect to the actions or occurrences giving rise to such loss or damage.

9.2   *Indemnification.* To the maximum extent permitted under the Act, the Company shall indemnify and hold harmless each Manager and officer, if any, from and against all claims and demands unless such Manager and officer, if any, has acted (a) in bad faith, (b) with deliberate dishonesty or (c) for personal financial profit or other advantage to which he or she is not legally entitled, with respect to the actions or occurrences giving rise to such claims and demands.

9.3   *Reimbursement.* The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Manager and officer, if any, for reasonable legal or other expenses (as incurred) of such Manager or officer, in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any claim or demand for which such person may be indemnified pursuant to Section 9.2, provided, that if it is finally judicially determined that such person is not entitled to the indemnification provided by Section 9.2, then such person shall promptly reimburse the Company for any reimbursed or advanced expense.

ARTICLE X

GENERAL PROVISIONS

10.1   *Notices.* Except as otherwise provided in this Agreement or required by law, any notice, demand or other communication required or permitted to be given pursuant to this Agreement shall have been sufficiently given for all purposes if (a) delivered personally to the Person or to an executive officer of the Person to whom such notice, demand or other communication is directed or (b) sent by first-class mail, postage prepaid, addressed to the Person at his, her or its address set forth in this Agreement. Except as otherwise provided in this Agreement, any such notice shall be deemed to be given three business days after it was mailed.

10.2 *Entire Agreement/Amendments.* This Agreement and the Articles of Organization contain the entire agreement among the Members with respect to the subject matter hereof. No amendment of this Agreement or the Articles of Organization shall be effective unless made in accordance with Section 4.12 hereof.

10.3 *Waiver.* No failure of a Member to exercise, and no delay by a Member in exercising, any right or remedy under this Agreement shall constitute a waiver of such right or remedy. No waiver by a Member of any such right or remedy under this Agreement shall be effective unless made in a writing duly executed by all Members and specifically referring to each such right or remedy being waived.

10.4 *Severability.* If any of the terms of this Agreement are declared to be illegal or unenforceable by any court or tribunal of competent jurisdiction, such term or terms shall be null and void and shall be deemed deleted from this Agreement with respect to the jurisdiction of that court or tribunal; provided, however, that all the remaining terms hereof shall remain in full force and effect.

10.5 *Binding Effect and Benefit.* This Agreement shall be binding upon and inure to the benefit of all Members, and each of the permitted successors and assignees of the Members. No party may assign rights or delegate obligations hereunder except pursuant to the provisions hereof. Nothing in this Agreement is intended to benefit any person not a party hereto.

10.6 *Counterparts.* This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.7 *Governing Law.* This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, without regard to principles of conflict of laws.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

ONE ROQ SPIRITS LLC



By: _____
    J. Garrett Green
    Manager

MEMBER:



_____
J. Garrett Green

SCHEDULE A

Stakeholders	Capital Contribution	Number of Membership Units	Percentage Interest
The Founder	$1,050,000	48,950,000	91%
The Members	$1,070,000	4,955,471	9%

SCHEDULE B

VALUE OF CONTRIBUTED PROPERTY

Name of Member	Property Contributed	Asset Value of Contributed Property	Adjusted Basis of Contributed Property
_____	_____	$ _____	$ _____
_____	_____	_____	_____

EXHIBIT A

EXHIBIT A

OPERATING PROCEDURES

ARTICLE I

Members' Action

Section 1. <u>Meetings</u>. Meetings of the Members, except as otherwise required by law, may be called to be held at the principal business office of the Company or elsewhere at any time by the Manager, and shall be called by the Board of Managers at the request in writing of the Members holding not less than **51%** of the Membership Units entitled to vote. Such call shall state the purpose or purposes of the proposed meeting. Unless all of the Members entitled to vote are present at the meeting in person or by telephone and <u>not</u> by proxy, business transacted at a meeting of Members shall be confined to the objects stated in the call and matters germane thereto.

Section 2. <u>Notice of Members' Meetings</u>. Written notice of every meeting of Members shall be given in the manner required by law not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Member entitled to vote at the meeting. If mailed, such notice is given when deposited in the United States Mail, with postage thereon prepaid, directed to the Member at the Member's address as it appears in the records of the Company, or if the Member shall have filed with the Company a written request that notices to the Member be mailed to some other address, then directed to such other address. The notice shall state the purpose or purposes of the meeting, the place, date and hour of the meeting and, shall indicate that it is being issued by or at the direction of the Person or Persons calling the meeting.

Section 3. <u>Waiver of Notice</u>. Notice of a Members' meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a Members' meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting shall constitute a waiver of notice by such Member.

Section 4. <u>Quorum</u>. At every meeting of the Members, except as otherwise provided by law or these operating procedures, a quorum must be present for the transaction of business and a quorum shall consist of the Members holding not less than 80% of all Membership Units entitled to vote present either in person or by proxy. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any Members.

Section 5. <u>Adjournments</u>. The Members who are present in person or by proxy at any meeting of Members, whether or not they constitute a quorum, shall have the power by a vote of not less than a majority of all Membership Units entitled to vote to adjourn the meeting

from time to time. Subject to any notice required by law, at any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted on the original date of the meeting. Notice of an adjourned meeting need not be given if the time and place of the adjourned meeting are announced at the original meeting.

Section 6. <u>Proxies</u>. All questions that shall come before a meeting shall be decided by the vote of the Members required by Section 3.7 of the Agreement. A Member may vote either in person or by written proxy signed by the Member or by a duly authorized attorney-in-fact and delivered to the Company. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Member executing it or the Member's personal representatives, unless it is entitled "irrevocable proxy", in which event its revocability shall be determined by the law of the State of New York in effect at the time.

Section 7. <u>Meetings by Conference Telephone</u>. Any one or more Members may participate in a meeting of such Members by means of a conference telephone or similar communications equipment by means of which all persons participate in the meeting can hear each other. Participation by such means shall constitute presence in person at the meeting.

Section 8. <u>Action By Members Without A Meeting</u>.

(a) Whenever Members are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interests having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the Members entitled to vote therein were present and voted and shall be delivered to the Company.

(b) Every written consent shall bear the date of signature of each Member who signs the consent, and no written consent shall be effective to take the action referred to therein unless written consents signed by a sufficient number of Members to take the action are delivered to the office of the Company, its principal place of business or a Manager, employee or agent of the Company having custody of the records of the Company. Delivery made to such office, principal place of business or Manager, employee or agent shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of any action without a meeting by less than unanimous written consent shall be given to those Members who have not consented in writing but who would have been entitled to vote thereon had such action been taken at a meeting.

ARTICLE II

Managers' Action

Section 1. <u>Quorum</u>. At all meetings of the Board of Managers, except as otherwise provided by law, the Articles of Organization or these operating procedures, a quorum shall be required for the transaction of business and shall consist of a majority of the Managers.

Section 2. <u>Procedure</u>. The order of business and all other matters of procedure at every meeting of the Board of Managers may be determined by the Managers.

Section 3. <u>Voting</u>. Except as otherwise provided by law, Articles of Organization or these operating procedures, all questions that shall come before a meeting of the Board of Managers shall be decided by the affirmative vote of a majority of the Managers.

Section 4. <u>Action Without a Meeting</u>. Any action required or permitted to be taken by a vote of the Managers may be taken without a vote if the Managers consent thereto in writing and the writing is filed with the records of the Company.

Section 5. <u>Proxies</u>. The Managers shall not be permitted to participate in meetings of the Managers by means of a proxy.

EXHIBIT B

ADOPTION AGREEMENT

THIS ADOPTION AGREEMENT ("Agreement") is made as of the ___ day of _____, 20__, by and between ONE ROQ SPIRITS LLC (the "***Company***") and _____ (the "***Transferee***").

WHEREAS, a Member of the Company is transferring certain Membership Units in the Company to the Transferee; and

WHEREAS, the Transferee desires to become a Member of the Company with respect to such transferred Membership Units.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Transferee hereby agree as follows:

1.   By executing this Agreement, the Transferee hereby adopts, and agrees to be bound by that certain Third Amended and Restated Operating Agreement of the Company dated as of August 20, 2018 (the "Operating Agreement").

2.   Upon execution of this Agreement, the Transferee shall be deemed to be a Member of the Company, as defined in the Operating Agreement, and shall have all of the rights, benefits, duties and obligations thereof.

3.   This Agreement is expressly made for the benefit of the Company and of each of its past, current and future Members, and each such Member shall be deemed to be a third party beneficiary hereof.

[*the remainder of this page is intentionally left blank*]

IN WITNESS WHEREOF, the Company and the Transferee have executed this Agreement as of the date first written above.

COMPANY:

ONE ROQ SPIRITS LLC

By: _____
      Name: Garrett Green
      Title: Managing Member; President

TRANSFEREE:

_____